U.S. SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                   FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
           UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934


Commission File Number 000-28781


                     For the Period Ended December 31, 1999

                           Vibro-Tech Industries, Inc.
             (Exact name of Registrant as specified in its charter)

   Delaware, United States                       APPLIED FOR, BUT NOT ISSUED
  (State or Jurisdiction of                 (I.R.S. Employer Identification No.)
incorporation or organization)

                  2000 Cathedral Place, 925 West Georgia Street
                  Vancouver, British Columbia, Canada, V6C 2C2
               (Address of Principal Executive Offices) (Zip Code)

             Telephone number, including area code: (604) 609-3770

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:
                                 All outstanding

       Title of each class          Name of each exchange on which registered

Common shares with a par value of           OTC Bulletin Board-VBTH
          $0.0001 each

            The exhibit index commences on page 83 of this Statement.
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                                TABLE OF CONTENTS

Item and Description                                                    Page No.

1. Description of Business.................................................1
  1A General Description of Business.......................................1
  1B Glossary..............................................................1
  1C Corporate Structure and History.......................................4
  1D Development, Manufacture, Structure and Use of Bearings ..............8
  1E Employees and Advisor.................................................11
  1F Research, Development and Product Certification.......................13
  1G Marketing and Sales...................................................15
  1H Risk Factors..........................................................17
  1I Doing Business in the PRC.............................................22
      (i)    General.......................................................22
      (ii)   Geography and Climate.........................................22
      (iii   History and Political System..................................23
      (iv)   Legal System, Contracts and Dispute Resolution ...............26
      (v)    Population, Social Patterns and Language......................27
      (vi)   Currency and Exchange.........................................28
      (vii)  Exchange Rates................................................28
      (viii) Foreign Exchange Controls.....................................29
      (ix)   Banking.......................................................31
      (x)    Industrial Development and Areas Open for
             Foreign Investment............................................32
      (xi)   Forms of Foreign Investment...................................34
      (xii)  Accounting....................................................40
      (xiii) Patents.......................................................40
      (xiv)  Special Administrative Region of Hong Kong....................40
      (xv)   Taxation in the PRC...........................................41
      (xvi)  Shantou Special Economic Zone.................................43

2. Management's Discussion and Analysis or Plan of Operation ..............45

3. Description of Property ................................................48

4. Security Ownership of Certain Beneficial Owners
         and Management ...................................................49

5. Directors, Executive Officers, Promoters
         and Control Persons ..............................................50

6. Executive Compensation .................................................52

7. Certain Relationships and Related Transactions .........................55

8. Description of Securities ..............................................56

9. Market Price of and Dividends on the Registrant's
         Common Equity ....................................................57

10. Legal Proceedings .....................................................57

11. Changes in, and Disagreements With, Accountants .......................57

12. Recent Sales of Unregistered Securities ...............................57

13. Indemnification of Directors and Officers .............................58

14. Financial Statements ..................................................59

15. Index to Exhibits .....................................................83

16. Signatures ............................................................85

ITEM ONE - DESCRIPTION OF BUSINESS

The statements contained in this Form 10-SB that are not historical are forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934, including statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements in this Registration Statement and risk factors in this Item One include, without limitation, statements regarding the Registrant's industry, products, statements regarding the extent and timing of product development, future revenues, customer demand, competitive products, pricing pressure, future technological change and statements regarding regulatory approvals and required governmental consents. All forward-looking information in this statement is based on information available to the Registrant at the date hereof and the Registrant assumes no obligation to update any such forward-looking statements. It is important to note that the Registrant's actual results could differ materially from those in such forward-looking statements. Additional forward-looking statements and risk factors include those discussed in Item 1H "Description of Business - Risk Factors".

1A. General Description of Business

The Registrant is a Vancouver, British Columbia, Canada based corporation, subsisting under the Delaware General Corporation Law, which manufactures, through a partially-owned subsidiary, in the Shantou Special Economic Zone of the People's Republic of China, and markets and sells in the People's Republic of China, Japan and Russia basal laminated isolated seismic rubber bearings (the "Bearings") for use in the construction of new structures and in retrofitting existing structures.

The Bearings are a patented energy dissipation system that is used at the base, or near the base, of a structure or, to a lesser extent, in the interior of a structure to avoid completely, or to reduce substantially, the harmful effects of ground movement caused by earthquakes, and the energy waves produced by earthquakes, on the structure, attachments to the structure such as flooring, walls, facing and windows and the contents of structures. Bearings may be installed in buildings, bridges, water and electrical and water transport systems, trains, subways and other structures.

Marketing of the Registrant's Bearings has begun in Turkey, Mexico, Korea and Republic of China (Taiwan) but there have been no sales in these jurisdictions. See Item 1G "Marketing and Sales", Item 1H "Risk Factors" and Item 3 "Description of Property". The Registrant has other offices in the HKSAR and in Shantou City, Shantou Special Economic Zone, Guangdong Province, People's Republic of China and a manufacturing plant in Shantou City.


1B. Glossary

In this Registration Statement, the following words and phrases are defined as follows:

Bearings means the various models of basal laminated isolated seismic rubber bearings manufactured by Shantou under license dated August 25, 1998 from the Registrant to use the Patents as described under Item 3 "Description of Property".

B.C. means the province of British Columbia, Canada.

Cansun means Cansun Pacific International Investments Corp., a corporation subsisting under the laws of B.C., with its registered and records offices at Suite 600, 1090 West Pender Street, Vancouver, B.C. V6E 2N7 the majority shareholders of which are Cheerlight (40%) and Vi-Tech (60%). See Item 1C "Business of the Registrant - Corporate Structure and History".

Cheerlight means Cheerlight Development Ltd., a private corporation subsisting under the laws of the HKSAR, owned by Mr. Peng Fee Cheng, HKSAR, which is a minority shareholder of Cansun. See Item 1C "Business of the Registrant - Corporate Structure and History".

Cimko means Cimko Technological Installations Engineering Consultancy Industry & Trade Ltd., a corporation subsisting under the laws of Turkey, of Tophanelioglu Cad. Petek Sit, No. 70A/4 Blok 4 Kosuyolu, Istanbul, Turkey 81190
(www.cimko.com.tr)

Enterprises means Vibro-Tech Enterprises Limited, a wholly-owned subsidiary of the Registrant subsisting under the laws of the HKSAR with an office at Rooms 2001-4, Hang Seng Building, 77 Des Voeux Road Central, HKSAR. See Item 1C "Business of the Registrant - Corporate Structure and History".

Fujita means Fujita Corp. of 4-6-15, Sendagaya, Shibuya-ku, Tokyo 151 Japan (www.fujita.com).

GST means goods and services tax of seven percent of the value of the good sold or service rendered, a value-added tax levied under the Excise Tax Act (Canada).

HKSAR means the Hong Kong Special Administrative Region of the PRC.

Industries means Vibro-Tech Industries Limited, a wholly-owned subsidiary of Shantou subsisting under the laws of the HKSAR with an office at Rooms 2001-4, Hang Seng Building, 77 Des Voeux Road Central, HKSAR. See Item 1C "Business of the Registrant - Corporate Structure and History".

Nandou means Nandou Construction Development Company (Headquarters) of Shantou Special Economic Zone owned in part by the People's Municipal Government of Shantou . See Item 1C "Business of the Registrant - Corporate Structure and History".

Patents means patent no. ZL 95 2 20019.8 issued to Dr. Fu Lin Zhou on August 20, 1995 for a liner rubber absorber cushion, application for patent no. 95 1 09348.7 accepted from Dr. Fu Lin Zhou on August 20, 1995 for a rubber shock absorber cushion, application for patent no. 95 1 09347.8 accepted from Dr. Fu Lin Zhou on August 20, 1995 for a liner rubber absorber cushion and application for patent no. 95 2 20019.9 accepted from Dr. Fu Lin Zhou on August 20, 1995 for a building addition shock reducing system, all under the Patent Law (PRC) and all of which were sold to the Registrant by agreement dated August 25, 1998.

PRC means the People's Republic of China, but does not include the HKSAR.

RMB means renminbi, a unit of currency in use in the PRC. See Item 1I "Description of Business - Doing Business in the PRC - Currency and Foreign Exchange".

Registrant means Vibro-Tech Industries, Inc., a corporation subsisting under the General Corporate Law of Delaware with an office at 2000 Cathedral Place, 925 West Georgia Street, Vancouver, B.C. V6C 2C2 and its wholly-owned and partially-owned subsidiaries. See Item 1C "Business of the Registrant - Corporate Structure and History".

Royalty Agreements means the agreement dated August 25, 1998 between Shantou and Dr. Fu Lin Zhou and the agreement dated January 1, 1999 between Industries and Dr. Fu Lin Zhou, each providing for the payment of a royalty of five percent of the gross sale price of Bearings sold by Shantou or Industries and the retainer of Dr. Zhou as an adviser to each company. See Item 1E "Description of Business
- Employees and Advisor".

Shantou means Shantou Vibro-Tech Industrial and Development Co Ltd., a joint venture enterprise with limited liability formed on December 27, 1995 until December 27, 2007 by issuance of a certificate under the Supplementary Regulations of the Shantou Special Economic Zone for Encouragement of Foreign Investment to Nandou (20%)and to Cansun (80%) with a place of business at Third Floor, No. 11, Long Yan Nan Road, Shantou City, Guangdong Province, China 515041. See Item 1C "Business of the Registrant Corporate Structure and History" and Item 1I - "Description of Business - Doing Business in the PRC."

Shantou Commission means the Shantou Commission for Foreign Economic Relations and Trade established under the Supplementary Regulations of the Shantou Special Economic Zone for Encouragement of Foreign Investment promulgated December 4, 1986 by the Shantou Municipal People's Government.

Shantou Wan Run means Shantou Wan Run Trade Development Ltd. a corporation subsisting under the laws of the PRC owned by Mr. Zhen Ben Huei, the general manager of Shantou.

Shareholders' Agreement means the agreement dated January 25, 1996 between Cansun and Nandou providing, among other things, for the business of Shantou, the total investment in Shantou, the distribution of profits, the constitution of the board of directors of four representatives of Cansun, two of Nandou and on technical representative, the appointment of the Chairman, who is Shantou's legal representative, and the Deputy Chairman and the General Manager.

User Agreements means each of the three agreements between the Registrant and Shantou dated August 25, 1997, between the Registrant and Industries dated January 1, 1999 and between the Registrant and Enterprises dated December 15, 1999 granting to each the right use the Patents to manufacture, market and sell the Bearings in the PRC, in the HKSAR and Japan and in all other jurisdictions of the world respectively.

Vi-Tech means Vi-Tech Holdings Ltd., a wholly-owned subsidiary of the Registrant subsisting under the laws of B.C., with its registered and records offices at Suite 600, 1090 West Pender Street, Vancouver, B.C. V6E 2N7. See Item 1C "Business of the Registrant - Corporate Structure and History".


1C. Corporate Structure and History

The Registrant's operations are conducted by the Registrant and through wholly, and partially, owned subsidiaries, as described below. The course of events since 1989 leading to the corporate structure is described after the diagram. In the table, the words in brackets following the name of a company indicate the jurisdiction of incorporation.


                   Vibro-Tech Industries, Inc. (Delaware) (1)

               100%                                    100%

   Vi-Tech Holdings Ltd. (B.C.) (2)                    Vibro-Tech Enterprises
                                                       Limited (HKSAR)
   60 shares=60% (3)

   Cansun Pacific International
   Investments Corp. (B.C.) (3)

         80% (4)(5)(6)               Nandou            Shantou Wan Run

                                     20% (4)(5)(6)     15% (4)(5)(6)

Shantou Vibro-Tech Industrial and Development Co Ltd. (PRC) (4)(5)(6)

               100%

Vibro-Tech Industries Limited (HKSAR)

Notes to Corporate Structure Diagram:


(1) The Registrant has 5,723,000 shares outstanding and is quoted on the OTCBB under the symbol VBTH. To date, there has been no market for the shares of the Registrant. See Item 5 - "Directors, Senior Officers, Promoters and Control Persons" and Item 9 - "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters".


(2) On November 6, 1997 the shareholders of Vi-Tech exchanged all outstanding shares of Vi-Tech for 1,200,000 shares of the Registrant as described below.

(3) The other 40 percent of Cansun is owned by Cheerlight. The Registrant is negotiating to acquire this interest in Cansun from Cheerlight, but there is no assurance such negotiations will result in the acquisition by the Registrant of Cheerlight's interest in Cansun. See Item 1H "Description of Business - Risk Factors".

(4) On December 27, 1995 Shantou was constituted as a joint venture enterprise with limited liability until December 27, 2007 by issuance of a certificate under the Supplementary Regulations of the Shantou Special Economic Zone for Encouragement of Foreign Investment to Nandou (20%)and Cansun (80%). See "Description of Business - Description of Doing Business in China".

(5) On July 27, 1997 by agreement among Cansun, Nandou and Shantou Wan Run, the equity interests in Shantou were agreed to be Cansun (60%), Nandou (25%) and Shantou Wan Run (15%) subject to receipt of approval of the board of directors of Shantou under the Shareholders' Agreement and the Shantou Commission for Foreign Economic Relations and Trade. The registered and required investment capital of Cansun (80%) and Nandou (20%) remained unchanged. Application for the approval of the board of directors of Shantou was granted on January 23, 2000 and application has been made for the approval of the Shanatou Commission for Foreign Economic Relations and Trade.

(6) By an agreement dated June 8, 1999, subject to acceptance by the board of directors of Shantou under the Shareholders' Agreement of the agreement described in note (5), and the Shantou Commission for Foreign Economic Relations and Trade, Shantou Wan Run agreed to sell the 15% of Shantou owned by Shantou Wan Run to the Registrant for 300,000 shares of the Registrant at a deemed price of $0.50 per share. This exchange will close after completion of the transaction described in note (5) and on the receipt of the approval of the disposition of such 15% from the board of directors of Shantou. Application for the approval of the board of directors was granted on January 23, 2000 and application has been made for the approval of the Shantou Commission for Foreign Economic Relations and Trade.


The corporate structure of the Registrant evolved in a rather circuitous manner from 1989. In about 1989, Dr. Fu Lin Zhou, vice-president and professor of civil engineering and earthquake engineering at South China Construction University, Guangzhou, Guangdong Province, PRC began work with the United Nations Industrial Development Organization on ways to reduce or eliminate the destructive effects of ground movement from earthquakes and the energy waves generated by earthquakes on structures. Through the early 1990's Dr. Zhou made several preliminary models of the Bearings now manufactured and sold by the Registrant under the User Agreements. Dr. Zhou obtained the Patents in 1995 and on August 15, 1998 sold the Patents to the Registrant. See Item 1F "Description of Business - Employees and Advisor", - Doing Business in China - Patents", Item 2 "Description of Property", Item 5 "Directors, Executive Officers, Promoters and Control Persons" and Item 7 "Certain Relationships and Related Transactions" for a description of the activities, qualifications, career and share ownership of Dr. Fu Lin Zhou and matters relating top the Patents.

As work leading to the Patents progressed, Dr. Zhou commenced to discuss with his brother, Mr. William Chow, Vancouver, B.C. how to finance, manufacture and market the Bearings. In 1993, Cansun was incorporated as a private company to raise money to form a foreign joint venture equity venture under the laws of the PRC to pay for the work being conducted by Dr. Zhou. Cansun was at this time owned by Messrs. William Chow and Rick Lui, both of whom are members of the board of directors of the Registrant, and two other individuals.

The Patents were issued on August 20, 1995 to Dr. Zhou under the Patent Law
(PRC). To proceed further with funding from outside of the PRC, the formation of a business entity under the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment, promulgated in 1973, as amended, that permitted foreign investment was required. On December 27, 1995 Shantou was formed as an equity joint venture with limited liability owned by Cansun (80%) and Nandou (20%). The approval issued by the Shantou Commission permitted the formation of Shantou, set the registered capital of Shantou at 8.4 million RMB (about $1,013,000) and required Cansun to contribute 6.72 million RMB, and Nandou 1.68 million RMB, 15% within three months of the issuance of a business license for Shantou and the balance within a year and a half. A business license was issued December 29, 1995.

On January 25, 1996 Cansun and Nandou entered into the Shareholders' Agreement which provides for the total investment in Shantou, the distribution of profits, a board of directors of seven persons, a Chairman and a Deputy Chairman and the General Manager. Transfers may be done with the approval of the board of directors. The approval of the board of directors for the transfers noted above is in progress.

To meet the obligations of Cansun to fund Shantou, in August, 1996 Cansun was reorganized. Cheerlight acquired 40% of Cansun and Mr. William Chow and others incorporated and funded Vi-Tech., a private B.C. corporation. Vi-Tech (60%) and Cheerlight (40%) contributed by way of loan to Cansun the capital required to be advanced to Shantou by Cansun. Cansun and Nandou in turn made the required capital contributions to Shantou. The capital contributions required to be made as described above have been made.

The Registrant was incorporated on June 2, 1997 under the name Pacific Quilt Design, Inc. by filing its Articles of Incorporation with the Secretary of State (Delaware). By laws were adopted by the board of directors on June 2, 1997, and amended October 6, 1999 and December 15, 1999. On November 6, 1997 control of the Registrant was acquired by the shareholders of Vi-Tech by sale to the Registrant of the outstanding shares of Vi-Tech for 1,200,000 shares of the Registrant. The shareholders of Vi-Tech, and their respective holdings, at the time of such acquisition of control of the Registrant were:

Name and Municipal Residence                       Number of Registrant's
                                                      Shares Acquired

William Chow                                               312,000
Richmond, B.C.

Rick Lui                                                   240,000
Vancouver, B.C.

Ken Van                                                     72,000
Vancouver, B.C.

David Lee                                                  156,000
Quarry Bay, HKSAR

Ken Lee                                                     72,000
Richmond, B.C.

Chu Siu Ling
New Territories, HKSAR                                      84,000

Dr. Fu Lin Zhou                                            108,000
Shantou City, PRC

David Shiuh-Lin Chou                                       156,000
Singapore

Total:                                                   1,200,000

The Registrant changed its name to Vibro-Tech Industries, Inc. on November 14, 1997.

The Registrant's shares became quoted through the facilities of the Over-the-Counter Bulletin Board, United States under the symbol "VBTH" on April 15, 1998 but no market in the shares of the Registrant has been established.

By an agreement dated August 25, 1998 Dr. Fu Lin Zhou sold to the Registrant the Patents for 2,000,0000 shares of the Registrant, directing that such shares be registered in the name of Pioneer Wise Limited, a corporation subsisting under the laws of the HKSAR owned by Dr. Zhou. This agreement provided for the further issuance of 1,000,000 shares in each of 1999, 2000 and 2001. This obligation was cancelled by agreement made between the Registrant and Dr. Zhou on September 3, 1999.

On July 1, 1999 the Registrant engaged its current president and chief executive officer, Jock Chong, and began the organization necessary to prepare for the filing of this Registration Statement and began marketing activities in Turkey, the Republic of Mexico, Republic of China (Taiwan) and Korea.

At December 22, 1999 the authorized capital of the Registrant was 40,000,000 common shares with a par value of $0.0001 each of which 5,873,000 shares are outstanding (undiluted).


As noted, the Registrant owns 60 percent of Cansun, which in turn effectively owns 80% of the capital contributed to, and 60% of the equity, of Shantou, subject to the receipt of board of directors of Shantou to the agreement of July 27, 1997 among Cansun, Nandou and Shan Wun Ran. The Registrant has been in negotiations to purchase the 40 percent of Cansun that it does not own, but no agreement has been reached. Also, although agreements relating to the ownership of Shantou have been made. The consent of the board of directors of Shantou to such transfers was granted January 23, 2000 and application for approval has been made to the Shantou Commission for Foreign Economic Relations and Trade. See Item 1H "Description of Business - Risk Factors".


The licence granted by the Shantou Commission to Shantou is until December 27, 2007. The Registrant has been advised that it may apply before 2007 to the Shantou Commission for any number of renewals for 12 year periods of the license to continue the joint venture equity. There is no assurance that such a renewal will be given. See Item 1H - "Description of Business - Risk Factors" and Item 1I - "Description of Doing Business in China - Equity Joint Ventures".

The Registrant has financed the conduct of its business by the issuance of common shares and other securities by way of private placement, from the sale of Bearings in the PRC, Japan and Russia and, to a lesser extent, from the loan of monies from members of the board of directors of the Registrant and others.

1D. Development, Manufacture, Structure and Use of Bearings

Earthquakes, caused by movements in the earth's tectonic plates along fault lines, have historically caused much property damage and loss of life. There has also been consequent economic loss and the cost of replacement, both of which are difficult to determine and rarely measured or estimated. In the course of history, events such as the Lisbon earthquake of 1783, the San Francisco earthquake of 1903 and the Tokyo earthquake of 1923 caused the complete destruction of such cities and much loss of life.

More recently, the Northridge, California earthquake in 1994 of magnitude 6.7 caused 51 deaths, thousands of injuries and great loss to infrastructure, buildings, business and institutions. In this earthquake alone, direct and indirect costs were estimated to be between $20 and $50 billion dollars, with a replacement value on taxable property of about $800 billion. The Kobe, Japan earthquake in 1995 of magnitude 7.6 caused 6,000 deaths, countless injuries and extensive damage. Japan has the misfortune to be at the intersection of four tectonic plates. See Item 1F "Description of Business - Research, Development and Product Certification, Fujita Corp." In 1999 alone, earthquakes in Turkey of magnitude 71. and 7.3 resulted in the death of over 70,000 people, homelessness for about 300,000 people and immense property and infrastructure damage and earthquakes in Taiwan were accompanied by the loss of about 30,000 lives and property and infrastructure damage.

Traditionally, the construction industry has dealt with the possibility of damage to, or collapse of, a structure, non-structural components attached to a structure such as flooring, walls, facing or windows and facilities within a structure due to ground movement or energy waves travelling through the ground caused by an earthquake in a number of ways:

(a) making the structure sufficiently rigid or stiff that its motion during an earthquake approximates, as nearly as possible, that of the ground on which the structure is built, an expensive process due to the degree of extra design safety that is required and a process that is often very expensive and has no assurance of success due to the possible magnitude and unpredictability of earthquakes;

(b) making a structure more flexible, but movement of the structure that has an in-built flexibility has resulted in damage to non-structural components attached to a structure such as flooring, facing or windows and to facilities within a structure;

(c) making the structural columns of the first story of a building very soft and flexible so the energy transmitted from the ground to the structure during an earthquake is dissipated and not transmitted to the upper floors of a building; however, this system has led to unpredictable collapse of structures due to the removal of first floor support and is not a feasible remedy to minimize or avoid earthquake damage; and

(d) what is called the traditional anti-seismic system of increasing structural ductility by designing the structure of a building or infrastructure to work in the inelastic range to dissipate the energy transmitted by earthquakes and thereby reducing the structural response; however, the system is not safe due to the difficulty of controlling the structural damage level due to inelastic deformation, the system may not work in an earthquake of higher magnitude, and the system is expensive because columns, beams, shear walls and other structural elements must be made bigger or stronger.

Given the failure of traditional construction methods to lessen or avoid earthquake damage, academic and engineering attention has turned in the last 15 years to the concept of "seismic isolation", i.e., incorporating in a structure or at, or near, the interface of a structure and the ground, which either moves or transmits energy waves during an earthquake, a device which isolates and dissipates the movement or energy transmission and does not permit the transmission of the movement or energy to the structure which is resting on the device. Devices developed incorporate sliding sand, layered graphite, and layered rubber bearings. In the United States, firms such as Dynamic Isolation Systems, Inc. (www.dis-inc.com) have developed in the United States market systems which combine structural seismic isolation elements as steel beams and concrete walls with basal seismic isolation bearings which are inserted between the floor of a structure and the ground.

As described under Item 1C "Description of the Business - Corporate Structure and History", Dr. Zhou developed through the use of computer design and stress and endurance testing, and the Registrant purchased, the Patents. See Item 4 "Security Ownership of Certain Beneficial Owners and Management". The Registrant has developed various models of Bearings. See Item 3 "Description of the Property". The Registrant manufactures and sells, the Bearings. See Item 1G "Description of Business - Marketing and Sales and Item 2 "Management's Discussion and Analysis or Plan of Operations". Beginning in 1991 various model types for the Bearings were tried. Dr. Zhou finally settled on a layered rubber and steel bearing, using natural rubber, with a special adhesive between each steel and rubber interface, and other patented components in the rubber layer, with or without a lead core for additional ductility, for which the Patents were obtained in 1995.

The use of basal laminated seismic isolation bearings to protect buildings, infrastructure, non-structural elements such as flooring, walls, facing and windows and contents has been proven by the Registrant and others. The Registrant's laboratory and manufacturing building in Shantou City, PRC and other structures in Shantou City, including the Shantou City Museum, which houses numerous valuable pieces of Chinese art, are built on the Registrant's Bearings. In September, 1994 Shantou City experienced an earthquake of 7.3 magnitude. The structures built with the Registrant's Bearings suffered little or no damage and the persons in the structures were not aware that an earthquake was occurring.

Similar anecdotes are recited from the Northridge, California earthquake. The University of Southern California Hospital, supported by seismic isolators manufactured by an American firm, suffered no physical damage or business interruption while the Los Angeles County Medical Center, located about half a mile away, suffered about $400 million in physical damage and the daily functions of the Center were severely disrupted.

The use of basal laminated isolation seismic bearings has advantages in the construction of structures other than avoiding or greatly diminishing damage from earthquakes. If a basal seismic isolation device is used, consideration does not have to be given to protecting a structure, non-structural components and contents from the effects of earthquakes in a traditional manner. This permits, depending on local building codes, use of less material to make a structure hopefully withstand the stresses and strains imposed if an earthquake should occur, lower construction costs, lower maintenance costs over the life of a structure and greater design freedom for architects.

One example of this is the construction in 1996 in Beijing, PRC of the teaching laboratory in The Anti-Disaster College of the State Seismological Bureau which used Bearings of the Registrant. The architects incorporated in the construction of the five story, brick building of area 3,700 square meters 71 of the Registrant's Bearings (model VP-300) under the building. The basic earthquake intensity in the area is up to a magnitude of seven. Under local building codes, it was not permitted for the distance between cross-walls of brick buildings to exceed eleven meters. The use of the Registrant's Bearings permitted the cross-wall distance to be increased to 13.5 meters, reducing the costs compared to a frame structure without Bearings and increasing the safety of building, contents and people should an earthquake occur.

The Bearings have been used in high-rise buildings of up to 20 stories in height. A specific instance is the use in 1997 of 69 VP400, 31 VP500 and 10 VP600 Bearings in the construction of the No. 8 high-rise apartments in the Yingzei residential district, Taiyuan City, PRC. The construction company was the Taiyan Commercial Construction Development Company and architects were the Shanxi Architectural Design Institute and South China Construction University. With a floor area of 14,000 square meters, the Bearings were installed on the top of the basement. Research is ongoing to permit the use of Bearings in taller buildings.

Generally, basal laminated seismic isolation bearings of the types manufactured by the Registrant have a layered rubber and steel structure and are manufactured in generally the same way, although each firm has certain intellectual property features which are unique to that firm. The Registrant begins by mixing natural rubber, carbon black and other ingredients together to create the material for the rubber layer. The mixture is made into sheets which are cut into the shape of the bearing which is to be made. At the same time, circular steel sheeting is acquired, inspected and surface treated by shot blasting to prepare it for the application of a special coating adhesive. The rubber and steel are layered. Depending on the specifications of an order, the bearing may or may not have a lead core. A lead core contributes to the ductility of a bearing. See Item 3 "Description of Property". The bearing then goes through a curing process that includes moulding, heat compression and vulcanization. In the case of the Registrant, Bearings are trucked some 300 miles to South China Construction University in Guangzhou for testing and certification. A certificate from the South China Construction University with the results of the testing is issued and accompanies the particular Bearing. After testing and certification, the Bearings are returned to Shantou City where they are boxed for delivery. Local delivery is by truck. Deliveries to Japan have been made by trucking Bearings to the HKSAR and shipping by container. See Item 2 - "Management's Discussion and Analysis or Plan of Operation".

The capacity of the Registrant's plant in Shantou depends on the model type of bearing being manufactured. Facilities are sufficient to produce up to 120 of the 400 model type Bearing a day, but if a 1000 model type Bearing is required, the plant can produce only one a day. See Item 2 - "Management's Discussion and Analysis or Plan of Operation".

The Bearings are shipped with an installation and inspection manual in English. Bearings are installed in most cases below, or near the bottom, of the elements of a structure which bear the weight of the structure. Bearings are installed in such a manner that they may over the years be inspected, and if faults are found, removed and replaced. The Registrant warrants to purchasers that its Bearings have a seventy year life. If an earthquake should occur, Bearings which have experienced lateral movement due to the movement of ground or transmission of energy waves through the ground may be removed and replaced with new Bearings at a cost which is minimal when compared to the costs of structure and content replacement, business interruption and loss of life.

In addition to sales in the PRC, the Registrant sells bearings to Fujita Corp., Tokyo, Japan (www.fujita.com). Fujita is a research, construction and consulting firm founded in 1910 with over 6,000 employees in Japan and in its affiliates around the world, including affiliates based in California. See Item 3 "Description of Property". In the course of determining whether or not the Bearings of the Registrant were to be purchased over product available in Japan, Fujita Corp. had the Registrant's Bearings tested by the Japan Seismic and Structure Institute, Tokyo which determined that the Registrant's Bearings were of "superior quality" and Fujita did extensive internal tests at its Tokyo Technical Research Center. Fujita used the Registrant's Bearings in the construction in 1996-7 of its new Technical Research Center building in Tokyo, Japan. The agreement with Fujita terminates on March 18, 2000 and discussions have commenced with a view to settling the conditions of a new contract. See "Item 1F Description of Business - Research, Development and Product Certification".


1E Employees and Advisor

See Item 5 Directors, Executive Officers, Promoters and Control Persons for a discussion of the management of the Registrant.

The management of the Registrant is based primarily in Vancouver, B.C. and to a lesser degree in the HKSAR and Shantou City, Guangdong Province, PRC. The Registrant's has five persons employed or under contract in Vancouver, including Mr. Boo Jock Chong, who is the president; Ms. Phaik Sim Tan, who is a board member and treasurer; Mr. Gary MacDonald, who is secretary and regulatory and contract consultant; a corporate communications person and a bookkeeper. Mr. Joe Chung, vice-president and member of the board of directors, who supervises production operations, is based in the HKSAR and in Shantou City.

In Shantou City, the Registrant has a 20,000 square foot manufacturing facility and a 3,000 square foot administrative office. Under the supervision of Mr. William Chow, chairman of the Registrant and Mr. Chung, the Shantou City plant is managed by the general manager, Mr. Zhen Bin Huei. Under Mr. Zhen are three assistant managers, one in charge of three persons in research, development and product certification, another in charge of 45 people in all aspects of production and a third in charge of five persons in marketing and sales. Some marketing activities have begun to be conducted from Vancouver, B.C. See Item 1G "Description of Business - Marketing and Sales".

Dr. Fu Lin Zhou has by an agreement dated August 25, 1998 with Shantou, and by an agreement dated January 1, 1999 with Industries been engaged as an advisor in consideration that he is paid by Shantou a royalty of five percent of gross sales before value added tax in the PRC and by Shantou a royalty of five percent of gross sales made by Industries. Each agreement provides that Shantou or Industries, as the case may be, has the right of first refusal to purchase the royalty held by Zhou should Zhou wish to sell, or receives an offer from a third party to purchase, either royalty. Each agreement terminates on the earlier of December 31, 2050, if applicable, on the liquidation of Shantou or Industries under the Foreign Investment Enterprises Liquidation Procedures of the PRC, six months after delivery by DR. Zhou of a notice that the royalty payment has not made, if Shantou or Industries should become insolvent, make under applicable law an assignment for the benefit of creditors or petition a court in bankruptcy for relief from creditors or the appointment of a receiver, trustee or other such person to manage its affairs or liquidate its affairs for the benefit of creditors or the time at which Shantou or Industries determines Dr. Zhou or his legal representative is in breach of any condition in the particular agreement. See Item 4 "Security Ownership of Certain Beneficial Owners and Management" and see Item 7 "Certain Relationships and Related Transactions".

As an advisor, Dr. Zhou provides testing facilities for the Bearings until such time as the Registrant is able to install its own testing facilities, assists with the Registrant when determining technical specifications for sales, assists in negotiating sales, establishes contact or association with third parties for the marketing and sale of Bearings, continues research on the Bearings and assists the Registrant in research programs with third parties. See Item 1G "Description of Business - Marketing and Sales".

Dr. Zhou is an international expert in seismology. As vice-president and professor of civil engineering and earthquake engineering at the South China Construction University, Guangzhou, Guangdong Province, PRC, he is a member of the International Association of Earthquake Engineering (IAEE) and the International Association of Bridge Structure Engineering (IABSE). Moreover, Dr. Zhou is a Senior Consultant to the China Association of Earthquake Engineering and China Society of Seismic Control of Structure Association respectively. He has published many articles about earthquakes and methods of their control. Four-time winner of the PRC National Science and Technology Prize, Dr. Zhou is also a consultant to the United Nations and is involved in international research and design projects in earthquake engineering. In 1996, Dr. Zhou was retained by the China Engineering Construction Standardization Association to compile the technical regulations for laminated isolation bearings in the PRC, effectively setting the standard for the country based on the work done by him and utilized by the Registrant. Dr. Zhou is the brother of the chairman and member of the board of directors of the Registrant, Mr. William Chow. Also see
Item 5 "Directors, Executive Officers, Promoters and Control Persons", Item 6 "Executive Compensation" and Item 7 "Certain Relationships and Related Transactions".

1F Research, Development and Product Certification

The Registrant employs in Shantou two rubber engineers, one structural engineer and one assistant to deal with research, product development and product certification. Their work has covered three main areas: (a) development of different models of Bearing for production (see Item 3 - "Description of Property"), (b) dealings with the application for ISO 9002 designation and (c) dealing with Fujita under the research agreements with Fujita.

(a) The Registrant has developed and manufactures 14 different models of Bearings, each model either with or without a lead core. For a description of the types of models of Bearings developed and manufactured by the Registrant and their specifications, see Item 3 - "Description of Property".

(b) Application for International Organization for Standardization Designation for ISO 9002

The ISO 9000 family of standards was developed by quality experts around the world, under the auspices of the International Organization for Standardization ("ISO") Technical Committee 176. The ISO is a world wide federation of national standards bodies ("ISO member bodies"). The work of preparing International Standards is normally carried out through ISO technical committees. Each member body interested in a subject for which a technical committee has been established has the right to be represented on that committee. International organizations, both governmental and non-governmental, in liaison with ISO, also take part in the work.

ISO 9000 consists of the following standards. All standards are subject to revision, and parties to agreements based on ISO 9000 are encouraged to investigate the possibility of applying the most recent editions of the standards indicated below. Members of International Electrotechnical Commission and ISO maintain registers of currently valid International Standards.

ISO 8402: 1994, Quality management and quality assurance - vocabulary.
ISO 9001: 1994, Quality systems - Model for quality assurance in design, development, production, installation and servicing.
ISO 9002: 1994, Quality systems - Model for quality assurance in production, installation and servicing.
ISO 9003: 1994, Quality systems - Model for quality assurance in final inspection and test.

ISO 9002 registration applies when a proven design is provided and requires no modification to meet specific customer requirements. There are approximately 200 requirements to be met to become ISO 9002 compliant. Because Shantou is not yet certified by ISO 9002 and occasionally carries out design work, either original design or modifications to existing designs, Shantou cannot declare that the design work was carried out under the scope of this accredited certification.

ISO 9001 differs from ISO 9002 only by the addition on an element on design control.

On April 16, 1999 the Registrant entered into an agreement with the Quality Standard Test Department of Guangdong Province, the governmental agency responsible for ISO 9002 audit and certification. Under the agreement, the business of the Registrant to be examined is the design and production of the Bearings, sales and service.

The premises and operations of the Registrant in Shantou City were examined by ISO officials from the Quality Standard Test Department in October, 1999. A second examination is scheduled for January, 2000 and the Registrant has been informed this examination may involve an official from the ISO office in Beijing.

If Shantou is granted an ISO 9002 certification, there may be subsequent audits. Subsequent audits may reveal non-conformities which, if not properly corrected, will lead to the withdrawal of the certificate.

The certification body, the Quality Standard Test Department of Guangdong Province, will conduct periodic audits to verify that Shantou remains compliant with ISO 9002. These audits establish only that Shantou has retained the capability of meeting its customers' requirements and that the quality system is being implemented effectively. The audits are not intended to address standards other than the one against which Shantou was certified. Auditors may search for evidence of improvement action.

There is no assurance the Registrant will obtain IOS 9002 certification or, if such certification is granted, will maintain such certification. See Item 1H "Description of Business - Risk Factors".

(c) Fujita Corp.

Fujita was founded in 1910 and employs about 6,000 persons in Japan and its world-wide affiliates engaged in research and technical development, civil engineering research, architecture, construction and environmental matters. See www.fujita.com. In Japan, Fujita ranks fifth in construction companies and employs about 150 persons in its Tokyo-based Technical Research Institute. Before 1995, there was little use of basal seismic isolation bearings in Japan. During the Kobe earthquake in January, 1995 there were two buildings in Kobe with basal seismic isolators which survived the earthquake relatively unscathed, and attracting much attention by standing up in surrounding devastation. This visual demonstration of the benefits of the use of basal seismic isolation prompted Fujita to seek out firms that made basal seismic isolators.

On March 14, 1996 Fujita and Shantou entered into a joint research agreement to determine the suitability of the Bearings for use in Japan, the result of which was that Fujita concluded that the Bearings would satisfy the requirements in Japan. In 1996, however, a design code for seismic isolation buildings in Japan did not exist and each building had to be individually examined by the Japan Construction Center, a governmental body. After several meetings and examination of the Registrant's Bearings, in September, 1996 the Minister of Construction, Japan issued an import license for the Registrant's Bearings. In 1996-7, Fujita used Shantou's Bearings in the construction of its new Technical Research Institute in Tokyo.

In 1997 further tests were done by Fujita on the Bearings to determine if any modifications were required which would make the Bearings better suited to the Japanese market. The test results were submitted to the Japan Construction Center, a governmental body, and accepted in March, 1997. Further testing was done by the installation by Fujita of the Bearings in a 33 story office building in Tohoku, Japan which was tested for forced displacement. Fujita began the purchase of Bearings for use in construction in Japan in 1997 and has continued to make purchases in 1998 and 1999.

On March 18, 1998 Fujita and Shantou entered into an agreement of basic research for the examination of the Bearings to determine if there were any modifications which should be made for the Japanese market and to provide that until March 19, 2000 Bearings would only be sold in Japan by Fujita. During the course of inspection work under this agreement, the Japan Seismic & Structure Institute certified the Bearings to be of "superior quality". Fujita had a recommendation regarding the constitution of the rubber layers in the Bearings which the Registrant is adopting for Bearings to be sold to Fujita.

Fujita and the Registrant have started discussion concerning the terms and conditions of an agreement to replace the agreement of March 18, 1998 which expires on March 19, 2000.


1G Marketing and Sales

The business of the Registrant is in the early stage of manufacturing, marketing and selling of the Bearings. See Item 1H "Description of Business - Risk Factors" and Item 2 "Management's Discussion and Analysis or Plan of Operations". To date, the Registrant's Bearings have been used in about 250 projects in the PRC and Japan and in one project in Russia ranging from residential homes, 20 story office buildings, municipal museums, libraries, the Guangzhou Seismic Center, the Guaungzhou subway, the Fujita Technical Research Center and other buildings. See www.vibro-tech.com for a complete list of projects and specifications relating to the projects.

Other than (a) advertising through its web site www.vibro-tech.com, (b) referrals in the PRC to Shantou due in large part to the reputation of Dr. Fu Lin Zhou, (c) the agreements made with Fujita, (d) participation in a seminar convened in 1997 by the China Petroleum & Natural Gas General Company ("CPNGGC") called Workshop on Seismic Isolation and Reduction Technique in Petroleum Trade attended by some 60 persons from the Programming and Planning Bureau of the CPNGGC, the Construction Committee of Shantou City and local professors and experts and (e) holding in November, 1999 a seminar under the sponsorship of Cimko in Istanbul, Turkey attended by some 300 persons connected with the Ministries of Highways and Construction, academia and the architectural profession in Turkey, the Registrant has not advertised or promoted its Bearings. One reason is that to increase the current production of Bearings, the capacity of the manufacturing plant in Shantou must be increased or additional manufacturing plants built to meet an increased demand for Bearings. See Item 1H "Description of Business - Risk Factors".

The Registrant has divided marketing and sales into geographic areas among its various subsidiaries. By an agreement dated as of August 25, 1998 Shantou was granted the rights to manufacture, market and sell in the PRC. By an agreement dated as of January 1, 1999 Industries was granted the right to manufacture, market and sell in the HKSAR and Japan. As noted, the agreement with Fujita expires on March 19, 2000 and will require re-negotiation on conditions that cannot be currently determined by the Registrant. Industries currently purchases Bearings from Shantou. By an agreement dated as of December 15, 1999 Enterprises was granted by Industries the right to manufacture, market and sell Bearings in all jurisdictions of the world except the PRC, the HKSAR and Japan.

The Registrant is increasing its activities in advertising and marketing its Bearings. First, the Registrant's web site is in the process of being upgraded to make it more market oriented. The Registrant anticipates this work will be finished towards the end of February, 2000. Secondly, in January, 2000 the Registrant will have a show booth at the Twelfth World Conference on Earthquake Engineering in Auckland, New Zealand. Thirdly, the Registrant has agreed by letter of intent dated November 5, 1999 with Cimko (www.cimko.com.tr) to form a common enterprise with Cimko or nominees of Cimko to market and sell Bearings in Turkey. The finalization of the details of the agreement with Cimko are under negotiation. In the meantime, the Registrant has, with Cimko, submitted a bid for the use of 300 Bearings in the reconstruction of a hospital devastated in one of the 1999 earthquakes in Turkey.

Fourthly, by agreement dated October 25, 1999 the Registrant granted to Dr. Miles Price, Vancouver, B.C. the non-exclusive right to qualify, market and sell Bearings in the Republic of Mexico for a commission of five per cent of sales made by Dr. Price and three percent of sales referred to Dr. Price until December 31, 2003. After such date, the agreement is automatically renewed for another year if either party does not give notice of termination at least 90 days before the expiry date.

Dr. Miles Price, 51, was born in London England and is married with one child. He graduated from St. Georges Boys' school in Vancouver, B.C., took a Bachelor of Science, Honors, Botany (Physiology) at the University of British Columbia ,Canada and a Ph.D. in Ecology at King's College, London University, England. Dr. Price has founded and run several Canadian consulting and service companies over the past 16 years specializing in environmental consulting for the mining and land development industries in British Columbia and Alberta

DR. Price has lived and worked in Australia, Malaysia, Japan, Iran, Britain, Canada and Latin America. Over the last two years Dr. Price has done extensive marketing in several Latin American countries, including Mexico, Brazil and Chile.

Finally, the Registrant is engaged in discussions with four separate parties regarding the marketing and sale of Bearings in the Republic of China (Taiwan). No agreement has been made and there is no assurance an agreement with any of the parties currently engaged in discussions with the Registrant will be made.

See Item 1H "Description of Business - Risk Factors".

1H Risk Factors

While the Registrant has obtained a degree of success in operations and manufacturing, the shares of the Registrant are a speculative investment due to a number of factors. No market has been established in the shares of the Registrant. The purchase of shares involves a number of significant risk factors. Purchasers of shares should consider the following:

1. History of Operations and Reliance on Expertise of Certain Persons

The Registrant has only a five year history of operations and is dependent on the management by its president, directors, persons employed in the manufacturing plant in Shantou City and on the advice given from time to time by Dr. Fu Lin Zhou in the development, modification, marketing and sales of Bearings. Should certain persons leave the Registrant, such as the president, the vice-president or Dr. Fu Lin Zhou, the Registrant may have difficulty in finding persons of comparable education and experience to manage the business of the Registrant.

2. Limited Financial Resources

The Registrant has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. If the business of the Registrant is to expand, capital is required to increase the production capacity of its manufacturing facility or to establish other manufacturing facilities.

The Registrant currently has limited revenues and relies principally on revenues received from the sale of Bearings, the issuance of shares and other securities and, to a lesser extent, loans from members of the board of directors and others to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required or that sales of Bearings will be profitable.

3. Competition with Other Companies

Although the market for basal seismic isolation bearings is a recent development, other companies with greater financial resources or expertise are in competition with the Registrant. The Registrant must compete with such companies in bidding for the sale of product. For example, in December, 1999 the president of the United States announced a program of support of one billion dollars for the purchase from American firms by firms for installation in Turkey of basal seismic isolation bearings. In such circumstances, the Registrant may have little or no success in marketing of Bearings for sale in Turkey. However, the Registrant believes that the quality of the Bearings and the price differential when compared to the prices published by American firms for similar products will permit the Registrant to effect sales in Turkey in spite of the announced support for American firms by the executive of the United States government.

4. Qualification of Bearings Under Local Laws and Price Competition

There is no assurance that the Bearings will receive ISO 9002 certification or be qualified under local laws in jurisdictions where the Bearings are to be marketed as of sufficient quality to be suitable for sale. Further, many countries do not have established standards for the required quality of basal seismic isolation bearings making the sale of Bearings difficult if not impossible. For example, the PRC had no local standards until 1996 when Dr. Fu Lin Zhou was commissioned by the China Engineering Construction Standardization Association to compile the technical regulations for laminated isolation rubber bearings in the PRC. In 1996, Japan had no published standards and currently there are no governmental standards in Mexico, Turkey or Taiwan, countries where the Registrant is making efforts to market Bearings. This may delay, or make impossible, the sale of Bearings in such jurisdictions.

Prices for Bearings are a matter of negotiation and are subject to competition from other manufacturers, interference by action of governments and general economic conditions. For example, the Japanese economy has for several years been in recession. The Registrant believes that sales to Fujita would have been higher if general Japanese economic conditions were more favorable. There is no assurance that economic conditions will not vary in countries where the Registrant wishes to sell its Bearings to such an extent that sales are impaired or completely reduced.

5. Governmental Laws and Local Conditions

There is no assurance that governmental regulation will not vary, including regulations relating to prices, tariffs, building codes, import and export prohibitions and other factors. The Registrant is subject to numerous foreign governmental regulations that relate directly and indirectly to its operations including title to the Patents, production, marketing and sale of Bearings, taxation, engineering and building code standards and other factors. There is no assurance that the laws relating to the ownership or use of the Patents and the operation of the business of the Registrant in the jurisdiction in which it currently operates will not change in a manner that may materially and adversely affect the business of the Registrant. There is, however, no assurance that the laws of any jurisdiction in which the Registrant carries on business may not change in a manner that materially and adversely affects the business of the Registrant.

The PRC is a socialist market economy evolving in a manner not previously experienced in history. Although laws have been put in place protecting property and the PRC is a party to most international conventions, there is no assurance that internal changes in the PRC will not materially and adversely affect the business of the Registrant.

6. Renewal of Corporate Existence of Shantou

The Registrant is currently dependent on the manufacturing capability of Shantou. The certificate issued by the Shantou Commission that constituted Shantou expires on December 27, 2007. The Registrant has been advised that such certificate may, on application, be renewed for any number of twelve year periods but there is no assurance that such a renewal will be issued. The Registrant may be required to establish manufacturing facilities in another jurisdiction to ensure the availability of Bearings for sale. There is no assurance that the Registrant will be able to effect such a change due to lack of financial resources or lack of adequately trained personnel.

7. Possible Change of Governmental Laws and Policies

The establishment and growth to date of the Registrant's business has been due, in part, to changes in governmental laws and policy in the PRC which have permitted private ownership and foreign ownership and investment. There is no assurance that these laws or policies will continue or be materially and adversely changed. See Item 1I "Description of Business - Doing Business in the PRC".

8. Possible Liability for Product Defects

The Bearings of the Registrant are tested before sale and the installation and maintenance manual which accompanies the Bearings sets out procedures for inspection and maintenance. The Registrant warrants that Bearings will perform as warranted for 70 years. There is no assurance, however, that defects in Bearings will not be detected. It is also possible that an earthquake of such severity may occur or a displacement of the ground of such a degree occurs during an earthquake that the Bearings do not function as intended. In such instances, the Registrant may be subject to legal claims that, if successful, exceed its ability to satisfy resulting in the insolvency of the Registrant.

The Bearings are not the subject of any policy of insurance. Even if the Bearings were the subject of a policy of insurance, there is no assurance that the terms and conditions of such a policy would permit recovery if a claim were made under such policy.

9. Currency and Foreign Exchange Controls

Currently, most of the revenues of the Registrant are earned in the PRC. To the extent that cash of the Registrant is held in RMB, RMB is not a freely convertible currency. Also, regardless of the existence of tax treaties with the PRC with each of the HKSAR, Canada and the United States regarding the avoidance of double taxation of enterprises carrying on business in such jurisdictions, there are restrictions on the conversion of RMB to a foreign currency and its withdrawal from the PRC. To the extent that the Registrant has cash reserves in the PRC, such cash reserves may not be able to be utilized for other aspects of its business due to such restrictions. See Item 1I "Description of Business - Doing Business in the PRC".

10. No Assurance of Earnings or Dividends and Taxation of Dividends

The Registrant has no history of earnings and there is no assurance that the business of the Registrant will be profitable and, even if the business of the Registrant is profitable, there is no assurance the board of directors will declare dividends on shares.

The register of members of the Registrant discloses that the majority of the shares of the Registrant are held of record first by persons resident in the HKSAR and secondly in Canada. If the Registrant should declare a dividend in the PRC or the HKSAR to Canada or the United States there is no withholding tax payable in the HKSAR or the Shantou Special Economic Zone of the PRC. There is no assurance that laws relating to the payment of withholding taxes will not be adversely changed. See Item 1I " Description of Business - Doing Business in the PRC".

11. Manufacturing and Marketing of Bearings

The availability of products sold, or to be sold, by the Registrant may be restricted or rendered unavailable due to factors beyond the control of the Registrant, such as change in laws in the jurisdiction in which the property of the Registrant is located, changes in the source of supply in foreign countries, prohibition on use due to testing and licensing requirements, capacity of the manufacturing plant in Shantou to produce Bearings and in certain areas of the world civil disorder or governmental confiscation without compensation.

The Registrant is in the early stages of its business and does not yet have developed, secure and established markets in which to sell Bearings. Sales to date in Japan have been to Fujita which will be renegotiating its contract with the Registrant in 2000 and there is no assurance such a contract will be made, or, if made, result in a profit being made by the Registrant. The development of markets in the PRC, Japan, Turkey, Russia, Mexico and Taiwan is in all case at an early stage and there is no assurance the Registrant, although it has to date achieved some success in the PRC and Japan, will continue to sell profitably Bearings in such jurisdictions and to be able to establish and maintain markets in such jurisdictions.

12. Activities of Management

The management of the Registrant and the growth of the Registrant's business depends on certain key individuals who may not be easily replaced if they should leave the Registrant, and persons in management have other business interests which may result in them devoting, from time to time, some or all of their time to such other interests.

13. Inadequacy of Public Market

Although the Registrant's shares became quoted on the Over-the-Counter Bulletin Board, United States under the symbol "VBTH" on April 15, 1998, no market in the shares of the Registrant has been established. There is no assurance that the public market for the shares of the Registrant will be developed or, if developed, maintained or that the holder of shares will be able in all circumstances to sell such shares at all or in the quantity and at the price desired by such holder.

14. Restrictions in Applicable Securities Laws

Applicable securities laws may restrict the transfer of shares and if an exemption is not available to a holder wishing to sell, the shares may not be transferred.

14. Dilution

The Registrant may issue more shares at prices determined by the board of directors, possibly resulting in dilution of the value of issued shares. Given there is no preemptive right to purchase shares, if a shareholder does not purchase additional shares, the percentage share ownership of the member in the Registrant will be reduced or the amount paid for the purchase of such shares may be diluted.

15. Loss of Investment

The business of the Registrant is at an early stage in the manufacturing, marketing and selling of its Bearings. An investment in shares of the Registrant should only be made by persons who can afford a complete loss of their investment and there is no assurance that the shares of the Registrant will increase in value from the amount at which a member acquired shares of the Registrant or that a dividend or dividends will be paid on the shares of the Registrant.

16. Infringement of Intellectual Property Rights

It is possible that third parties may infringe the intellectual property rights of the Registrant and the Registrant may not have sufficient resources to prevent or stop such infringement. In addition, the patent held by the Registrant expires in August, 2006. After such time, the Registrant will have to rely on its trade reputation and secrets to market and sell Bearings or obtain other patents for the manufacture of Bearings. There is no assurance this will occur.

17. Defeasance of Title

The possibility exists that title to one or more Patents of the Registrant may be lost due to an omission in the claim of title or infringement of the intellectual property rights of a third party. The Registrant is not aware of any such infringement and no notice has been given to the Registrant of any such infringement. The Registrant does not maintain title insurance.

18. Doing Business in the PRC

The PRC is establishing a socialist market economy and is currently undergoing extensive social, economic and legal change, in some instances to a degree not experienced before in history. For example, the current five year plan calls for 40 million farming jobs to be transferred to the industrial sector. Whether such changes will continue in a manner favorable to the conduct of the business of the Registrant is not possible to determine. The laws of the PRC, which is a Communist style state, may adversely and materially change without notice and without any recourse for compensation for loss, if any, suffered by the Registrant.

1I - Doing Business in the PRC

(i) General


As noted, the PRC is a socialist market economy. Many of the concepts which underlie customs, laws and the manner of doing business in the PRC are not familiar to those who carry on business in a Western fashion. In addition, the PRC maintains foreign exchange and currency restrictions which make the conduct of business less facile than in Western cultures. The following is a summary of the salient features of carrying on business in the PRC and the manner in which the Registrant is affected. In compiling this summary, thanks is given to materials available from The Economist Intelligence Network, from PricewaterhouseCoopers and from PeatMarwickThorne.


(ii) Geography and Climate

The Asia land mass of the PRC is as large as the whole continent of Europe. With an area of 3,745,190 square miles (9,700,000 square kilometers), it is the largest country in Asia and the third largest country on earth. The distance from north to south is 3,400 miles (5,500 kilometers) and from east to west 3,100 miles (5,000 kilometers). Geographically, China can be classified into five regions:

1. Western China

This area includes the Tibetan Highlands and the Xinjiang-Mongolia region. These two areas make up almost 41 percent of China-s land mass and consist largely of deserts and mountains. The area contains only about one percent of the population, with nomadic subsistence farming of importance. Important oil discoveries have been reported in this region.

2. Northeast China

This area contains most of the important industrial centers. Shenyang is a center of heavy industry, drawing on the region's reserves of coal and iron ores. In China over 70% of energy is generated by coal consumption. The Daqing oil field and refinery are in this region, which also has important power stations on the Yalu and Songhua Rivers. The area also has considerable forestry resources and its agricultural areas produce soybeans and cereals.

3. North China

North China consists of the great loess plains that are intensively cultivated to produce wheat, millet and other corps. The main industrial centers in this region are Beijing, Tangshan and Tianjin. This region has coal, iron ore and ample power supplies. Agricultural machinery, textiles and steel are among the important products of the industrial cities.

4. South China

This area includes the basins of the Yang'tze River and of the West River in Guangdong and Guangxi Provinces and the mountainous coastal provinces of Fujian and Zhejiang. The river plain is intensively cultivated and has the highest population density in the country. Wuhan, located on the middle reaches of the Yang'tze, is an important industrial center, producing steel, engineering products and light industrial goods. Further downstream at the coast is Shanghai, China's largest commercial center, producer of its most sophisticated light industrial products, and its most important port. South of the Yang'tze River, three rivers merge to form the Canton Delta. This is a very densely populated area, with Guangzhou as its main urban center. Shantou City, which is the location of the Registrant's manufacturing facilities, is located about 300 miles (450 kilometers) from Guangzhou. Shantou City is a coastal city of some 3,000,000 persons, with a Westernized infrastructure and a sea port. See "Special Economic Zones - Shantou City".

5. Southwest China

This regions contains the Sichaun Basin, one of the most fertile areas of China. Chongqing is the main city in the area. Coal and iron ore deposits have formed the basis of some industrialization, but the fact that the region is separated from the rest of China by difficult terrain has hindered its development.

The southern areas have a hot, wet monsoon climate and are subject to typhoons when seasons change. The interior has very little rainfall and the north relatively little. In winter, the Siberian anticyclone brings cold weather to all of north and west China. In summer this anticyclone gives way to a low pressure system centered on Lake Baikal to the north of Mongolia. Tropical air reaches and covers the whole country Summer is the wettest season, but rain, which is plentiful in the south, diminishes toward the north and inland.

Rainfall varies considerably from year to year. It may reach four time the average figure in Beijing, for example. This causes enormous difficulties for agriculture, which is at the mercy of fluctuation rainfall, typhoons in the southeastern areas when seasons change and flood and erosion. One of the objects of the construction of the massive Three Gorges Dam on the Yang'tze River is to regulate the flow of water in the Yang'tze Basin where floods have with regularity caused much loss of life and property damage.

There are 23 provinces, five autonomous regions and four municipalities in China. The municipalities are Beijing, Shanghai, Tianjin and Chongqing. The central government grant provincial governments the right to approve the establishment of foreign-invested enterprises the investment of which is within certain limits. If the total investment exceed the limit, approval must be granted by the central government. The business of the Registrant was permitted to be established in the Shantou Special Economic Zone on December 27, 1995 by the Shantou Commission for Foreign Economic Relations and Trade as a joint venture between Cansun International Pacific Investments Corp. and Nandou Construction Development Company. See Item 1 "Description of Business".


(iii) History and Political System

Since the first Quin empire was formed in 221 B.C., China has had a series of brilliant and technologically advanced periods of culture interspersed by periods of civil disorder and warfare. Unlike Japan, which from the entry of Colonel Perry's black ships into Tokyo Harbor in 1853 embraced Western culture and changed during the ensuing Meiji Period from a feudal to an industrialized society, the Ch'ing (Manchu) emperors of China tried to exclude, or limit the incursions of, various Western nations. With the fall of the Ch'ing dynasty in 1911 and the establishment of the Chinese Republic, China entered a period of civil disorder and internal and external warfare that ended in October, 1949 with the victory of the Chinese Communist Party and the establishment of the PRC. Political issues relating to Hong Kong, which was returned as a Special Administrative Region on July 1, 1997, and Macau, which will revert to China in 1999, have been resolved, but areas of contention remain regarding the status of Taiwan to which the defeated Koumingtang government fled in 1949 and the extent of Chinese jurisdiction in areas as the South China Sea.

Until the early 1970's there was little contact with other countries. The first actions taken by the government of the PRC were directed to founding new institutions and restoring the economy, which had suffered terribly during the period of internal and external strife. Agrarian reform in 1950 made possible a better distribution of land and encouraged a revolutionary spirit in the countryside. Various mass campaigns were carried out to change the structure of Chinese society and the mentality of the Chinese people. In September, 1954 a new Constitution was adopted, and the State Council, composed of the Premier, the vice-premiers and the heads of ministries, commissions and the People's Liberation Army, was established. Thus body is the supreme administrative body for the day-to-day administration of the country. See "China-Political System".

Since 1953, China has set economic development goals for each five year period. From 1953 to 1957 the PRC launched its first five-year plan, designed to build up basic heavy industry. At the same time agriculture, industry and trade were organized on a collective basis in socialist cooperatives. In 1958, the second five-year plan, known as the "Great Leap Forward", was marked by a speeding up of production and by the creation of People's Production Communes. The Great Leap Forward continued into 1959 but through the misuse of resources, the withdrawal of assistance by the Union of Soviet Socialist Republics and a succession of natural disasters from 1959 to 1961, it culminated in administrative confusion, extensive closure of factories and the collapse of agricultural organization.

Fundamental changes of policy were introduced in 1960 to improve agriculture, including radical changes in the communes. From 1962 to 1964, the economy slowly improved. Central control was reasserted in many spheres, planning was cautious, output rose, trade was restored and the standard of living began to regain the level reached at the end of the first five-year plan. A third five-year plan was launched in January, 1966. The revival of the economy led to the Cultural Revolution, which was mainly a political and ideological struggle, without risking disastrous economic consequences. It led, however, to some decline in industrial output and halted a previous tentative revival of foreign trade.

In the early 1970's the Chinese economy revived after ten years of isolation. A fourth five-year plan ran from 1971 to 1975. As with the third plan, no details were published, but a successful completion was announced.

In January, 1975 a new Constitution was adopted by the Fourth National People's Congress, which established the leading role of the Chinese Communist Party in all spheres of national life. Such institutions as the National People's Congress, the State Council and the system of People's Congresses remain, but their powers are less clearly defined or are curtailed under the new Constitution. The post of State Chairman was abolished. National People's Congresses are elected for periods of five years and meet once a year. The Standing Committee of the National People's Congress appears to act as a collective head of state. The functions of the National People's Congress are to amend the Constitution, enact decrees, interpret laws, appoint ambassadors, ratify treaties, approve economic plans and approve state budgets. The Standing Committee is also empowered to appoint and remove the Premier, vice-premiers and other members of the State Council on the recommendation of the Communist Party Central Committee.

In effect, the State Council is the highest organ of state administration and carries out its work through various ministries, commissions and other governmental bureaus responsible for work in specialized fields. It is responsible for drawing up and putting into effect the national economic plan and the state budget. There are Local People's Congresses with standing committees which assist with the implementation of policies at provincial, regional and municipal levels.

The Communist Party of China is the key policy-making body in China and is run by a Central Committee. The politburo of this Central Committee is the most powerful political body in the country. One of its functions is to give advice to the National People's Congress and its Standing Committee concerning the appointment and removal of the country's Premier and vice-premiers.

In March, 1978 China announced a ten-year plan (1976 to 1985) for modernization in agriculture, industry, national defense, science and technology designed to propel China into the front rank of the industrialized countries of the world. The drive towards modernization and reform led to the implementation of the "open door" policy, an important result of which has been that foreign companies were invited to participate in China's investment and trading opportunities. Since the early 1980's, the creation of Special Economic Zones with considerable autonomy have facilitated the process of further economic development. See "Shantou Special Economic Zone". To meet the targets of its seventh five-year plan (1986 to 1990) China focussed attention on accelerating activities in certain areas. These included expanding the production of consumer goods and housing construction, developing energy, transport and telecommunications and expanding the raw and semi-finished goods industries. Existing enterprises were to be renovated through the introduction of advanced technology. To aid the modernization process, the plan called for the introduction of more foreign investment and advanced technology and the generation of foreign exchange earnings through exports.

After experiencing a period of national economic retrenchment, the major objectives of the eighth five-year plan (1991 to 1995) were sustained and balanced growth and continued improvement in living conditions. Priority sectors for development included agriculture, technology, energy and transport. During the eighth five-year plan, the average annual growth of the gross domestic product was twelve percent. This five year period had the fastest growth and least fluctuation since the founding of the PRC.

China's ninth five-year plan (1996 to 2000) places sustained and stable growth in agriculture and the rural economy at the top of the agenda. Significant breakthroughs have been made in reform and the opening of China to the outside world. China has taken major strides in reforming finance, taxation, banking, foreign trade, foreign exchange, planning, investment, pricing, mobility, housing and social security. Chinese government trade laws may be found at www.moftec.com.

In 1998, China shipped $184 billion of goods and imported over $140 billion dollars of goods. To the United States alone, it will ship in 1999 over $70 billion dollars of goods, up from just $324 million in 1978.

In November, 1999 the United States of America and China entered into an agreement on the conditions agreed to by the United States under which China may join the World Trade Organization. Congress must endorse the agreement. In later November, 1999 such an agreement was made between China and Canada. At least 24 of the other 135 members of the World Trade Organization, most notably the European Union, must agree to entry terms before admission of China, but the execution of the agreement with the United States of America is a major step toward World Trade Organization membership. Membership in the World Trade Organization is expected to bring greater change to China. China has joined most other international organizations.


(iv) Legal System, Contracts and Dispute Resolution

The National People's Congress and its Standing Committee are empowered to exercise legislative power. The State Council is also authorized to adopt administrative regulations and measures in accordance with the Constitution and the statutes. At the local level the People's Congresses of the provinces and municipalities directly under the control of the central government may also adopt local regulations.

The People's Courts are the judicial organs of the State, and the judiciary is able to exercise independent power in accordance with the law. The Supreme Court is the highest court in the land and is responsible to the National People's Congress and its Standing Committee. It supervises the administration of justice by the local people's courts, which are established at different levels and are responsible to the organ of state power that created them. There are also special courts, such as those dealing with military and maritime matters.

Foreign economic contracts are mainly governed by the Foreign Economic Contract Law published in 1985 and the Foreign Trade Law published in 1994. Chinese business practice is to keep contractual documentation to a minimum and that all business matters can be resolved if both parties adhere to the basic concepts of equality and mutual benefit.

A further generally held business view in the PRC is that all business decisions should be the subject of prior discussion and agreement by both parties and that all differences should be settled by a process of conciliation without recourse to third party arbitration or to the courts of law.

Arbitration may be held in the PRC by the China International Economic and Trade Arbitration Commission. Under the Arbitration Law, which became effective in September, 1995, foreigners are allowed to act as arbitrators. The arbitration provisions must provide that with the consent of the contracting parties, the arbitration may take place in a third country. The Supplementary Regulations of the Shantou Special Economic Zone for Encouragement of Foreign Investment contain provisions for the resolution of disputes for enterprises in the Shantou Special Economic Zone.

The PRC has made a determined effort over the last ten years to introduce a framework of commercial law suitable to the conduct of business, the ownership of private property and to encourage foreign investment. At provincial, regional and municipal levels, regulations have also been introduced to meet the same objectives. These laws are still evolving in line with the fundamental objective that foreign is to be encouraged. The degree of change in the PRC is such that uncertainty may be expected to be encountered in the application of law.

Special provisions apply to the Shantou Special Economic Zone. See Below.


(v) Population, Social Patterns and Language

At the end of 1997, the population of China was 1.236 billion, the most populated country in the world. The dominant ethnic group is Han (91.9%), although 55 ethnic minority groups are growing rapidly. Due to complex geographic factors, the population is unevenly distributed. Virtually the whole of the western half of the country is lightly populated. The main population concentrations are on the central plains, in southern China and on the eastern seaboard. Of the total population, 369.89 million lived in urban areas, accounting for some 30% of the total. Population and age structure projections show that the age of the working population (15 to 64) will continue to exceed 50 percent of the total population until at least 2010. During the ninth five-year plan, 40 million new jobs are to be created in urban areas and 40 million individuals in the employed agricultural labor force will be transferred to nonagricultural industries before 2000. This represents the greatest relocation of human beings in history.

Family planning is a basic national policy of the central government. The government's goal is one child per family, with exceptions in rural areas and for ethnic minorities. The aim is to maintain a natural population growth rate of 1.083 percent.

Written Chinese consists of ideographic (as opposed to phonetic) characters. Knowledge of several thousand characters is required to communicate effectively. Spoken Chinese varies in dialect throughout the country. Puthonghua, or Mandarin, based on the Beijing dialect, is the national language, spoken by 70 percent of the population. It is taught in all schools and is the medium of government, although there are numerous other dialects. Other major dialects are Cantonese (commonly used in Hong Kong and parts of Southern China), Shanghainese, Fukinese and Hakka. Non-Chinese languages spoken widely by ethnic minorities include Mongolian, Tibetan, Uighar and other Turkic languages in Xinjiang.

There are several alternate spellings for place names in China. In 1958, the State Council adopted the Chinese Phonetic Alphabet system (pinyin) for romanizing Chinese places and names. Since January 1, 1979 all translated texts of Chinese diplomatic documents and Chinese magazines published in foreign languages have used the Pinyin system. This is intended to end the confusion in romanizing Chinese that has existed for centuries.


(vi) Currency and Exchange

The official currency of the PRC is the renminbi ("RMB"). The basic unit is the yuan (Y), which is divided into ten jiao. The smallest subdivision is the fen, or cent. One jiao equals ten fen and one yuan equals 100 fen.

The RMB is a nonconvertible currency and there is a limit on the amount of currency that may be carried in and out of the PRC. The People's Bank of China announces daily exchange rates between the RMB and other major currencies.

However, to obtain foreign currency, foreign invested enterprises can open one current account and one or more capital accounts. The current account is used to conduct foreign exchange transactions related to day-to-day operations. However, there is a ceiling on the foreign currency that can be kept in this account.

Capital account transactions relate primarily to balance sheet activities such as foreign loans and capital contributions and require government approval. No maximum limit is set on the amount of foreign exchange that can be retained in capital accounts. Foreign-invested enterprises are normally required to balance foreign exchange.

Rates of exchange for United States dollars, renminbi, HKSAR dollars and Canadian dollars are as follows:


(vii) Exchange Rates

Renminbi

On December 31, 1998 the buying rate as set by the Bank of China for renminbi, which is not a freely convertible currency, was US$1.00: RMB 8.2789. See "Doing Business in China, Currency and, Foreign Exchange Controls". The following table sets out the buying rate for United States dollars for the period indicated. Rates of exchange are obtained from the Bank of China.

                1994        1995         1996         1997         1998
Year End        8.4462      8.3174       8.2982       8.2796       8.2789
Average         8.5651      8.3505       8.3142       8.2898       8.2789
High (1)        8.7100      8.44620      8.3355       8.2983       8.2801
Low (1)         5.7855      8.2716       8.2966       8.2700       8.2740

Note (1): The high and low buying rate figures are selected from daily high and low figures.

HKSAR Dollars

The dollar of the HKSAR is pegged to the United States dollar. HKSAR$7.80:
US$1.00.

Canadian Dollars

On December 31, 1998 the buying rate for Canadian dollars was US$1.00:
Cdn$l.5333. The following table sets out the buying rate for Canadian dollars for the period indicated. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

                1994          1995          1996          1997          1998
Year End        1.4018        1.3640        1.3706        1.4305        1.5333
Average         1.3659        1.3726        1.3636        1.3844        1.4836
High (1)        1.4065        1.4243        1.3855        1.4393        1.5795
Low (1)         1.3109        1.3303        1.3295        1.3365        1.4082

Note (1): The high and low buying rate figures are selected from daily high and low figures.


(viii) Foreign Exchange Controls

The official body charged with the management and control of foreign exchange is the State Administration of Foreign Exchange ("SAFE") under the People's Bank of China. All foreign exchange transactions must be cleared through approved People's Republic of China banks. Since January 1, 1994 the People's Bank of China has published a unified exchange rate on a daily basis based on market supply and demand.

All enterprises with foreign investments operating in the PRC are required to open foreign exchange accounts with approved banks. All receipts of foreign currencies are required to be deposited in the foreign exchange accounts and disbursements in foreign currencies can only be made from these accounts. In general, foreign currency remittances out of the PRC for international current account transactions do not require the approval of SAFE. However, remittances for capital account transactions are subject to the approval of SAFE.

Foreign investments are translated into renminbi at the exchange rate prevailing at the time the investment is made. Investments can be made in either cash or in kind. The value of the investment must be certified by a certified Chinese public accountant who issues a capital verification report relating to the contribution. Cash contributions will be held in the capital accounts in foreign currency and the conversion from foreign currency to renminbi is subject to SAFE approval.

Foreign capital and technology must be registered. Capital contributed to an equity joint venture by a foreign investor is required to be at least 25 percent of the total investment. All capital contributions to foreign-invested enterprises must be registered with the appropriate authorities. Any increases, assignment or other disposal of the registered capital of the foreign-invested enterprise must be approved by the original examination and approval authority.

In March, 1987 rules were introduced on the ratios of registered capital to total investment for equity joint ventures, cooperative ventures and wholly foreign-owned enterprises. Registered capital represents the capital contributions of the foreign and Chinese parties, while total amount of investment includes the registered capital and loans borrowed by the enterprise. In practice, these rules are strictly applied to equity joint ventures but used only as guidelines for cooperative joint ventures and wholly foreign-owned enterprises. The ratios are

Total Investment                        Ratios       Minimum Registered Capital

Under US$3 million                      0.7 - 1        70% of total investment
From US$3 million to 10 million             1:2            US$2.1 million
From US$10 million to 30 million            2:5            US$5 million
Over US$30 million                          1:3            US$12 million

Loans may be applied for by foreign investment enterprises from designated foreign exchange banks to borrow both foreign currency and renminbi. The bank will require relevant documentation to substantiate the need for the loan. Foreign investment enterprises are also permitted to take out foreign currency loans with overseas banks. Foreign currency loans must be registered with SAFE within a certain period of time after execution of the loan document to enable the later loan repayment. Penalty provisions apply for failing to comply with the debt registration requirements.

Technology agreements which cover the licensing of the use of patents and trade marks and the provision of technical consulting services and technical know-how require prior approval form MOFTEC. Limitations are placed on the amount of technology that the foreign partner may contribute as part of the joint venture's capital. The Registrant has not made such a contribution.

One of the major differences between an equity joint venture and a cooperative joint venture relates to the repatriation of registered capital. In the case of a cooperative venture, the foreign partners may recover and repatriate their invested capital during the operating period of the venture if they have obtained the agreement of all parties concerned and the approval of the relevant authorities. In addition, it must be agreed in the joint venture contract that the fixed assets of the venture will revert to the ownership of the Chinese party after the venture's operating period has expired. The partners in an equity joint venture, however, cannot obtain repayment of their registered capital until the end of the venture period. This restriction also applies to wholly foreign-owned enterprises. In all cases, the foreign investors must have sufficient foreign capital exchange in the PRC to enable them to repatriate their capital.

Earnings of foreign investment enterprises may be repatriated from profits form the PRC if: (i) profits may be repatriated through designated foreign exchange banks only if they are in a foreign currency, (ii) all prior years' losses must have been paid up, (iii) all relevant taxes must be paid, and (iv) the required contributions must have been made to the "three funds", namely the staff bonus and welfare fund, the enterprise expansion fund and the general reserve fund.

Profits earned by a foreign enterprise with a permanent establishment in the PRC are subject to income tax. However, they will not be subject to withholding tax when the profits are repatriated. While the withholding tax on profits remitted abroad by foreign investment enterprises has been waived, foreign companies without permanent establishments in the PRC are subject to a withholding tax of 20 percent on interest, rental, royalty and other income sources in the PRC unless the rate of tax is reduced by a double taxation treaty. The United States signed a tax treaty with the PRC on April 30, 1984 and it came into force on January 1, 1987. Canada signed a tax treaty with the PRC on May 12, 1986 and it came into force on January 1, 1987. The HKSAR signed a tax treaty with the PRC on November 2, 1998 which came into force on July 1, 1998 in the PRC and on April 1, 1998 in Hong Kong.

Withholding taxes on remittances from the PRC to corporations resident in the United States are ten percent on dividends, ten percent on interest and generally ten percent on royalties. Withholding taxes on remittances from the PRC to corporations resident in Canada are fifteen percent on dividends (ten percent if the beneficial owner of the dividend is a company that owns at least ten percent of the voting stock of the payer company), ten percent on interest and ten percent on royalties


(ix) Banking

The People's Bank of China has been the central bank of the PRC since 1983 and reports directly to the State Council. It has ministry-level status and oversees China's specialized banks and other domestic and foreign financial institutions. Its main responsibilities include formulating national financial policies and regulations, controlling the money supply, regulating interest and exchange rates, handling foreign exchange reserves and overseeing the establishment and operation of the specialized banks, financial institutions and financial markets.

The role of specialized, domestic banks has changed and become more commercialized because of the reforms introduced in 1993, which called for the establishment of three policy lending banks-the State Development Bank, the Import and Export Credit Bank and the Agriculture Development Bank-to take over the policy lending operations from the specialized banks. Although the specialized banks have become more commercialized, there continues to be a distinct concentration of business activity as follows:

1. The Bank of China is the country's largest foreign exchange bank and deals with international transactions. Its functions are wide-ranging and include commercial banking, settlement of accounts and deposits, extending loans to foreign investment enterprises, dealing in foreign exchange and gold, loan syndications, issuing foreign currency bonds, providing consulting services to trusts and establishing overseas branches.

2. The Industrial and Commercial Bank of China issues industrial and commercial loans and handles savings and deposits in urban areas.

3. The Agricultural Bank of China deals with banking matters in the rural areas.

4. The China Construction Bank deals mainly with investments for capital construction projects. It is the first bank to grant individual mortgage loans in the PRC.

The banking sector in the PRC is in a state of change as the economy evolves from a communist, state-owned system to a system of private enterprise.


(x) Industrial Development and Areas Open for Foreign Investment

Industrial development in the PRC currently encompasses two main initiatives: improving efficiency in state-owned industries, including corporisation and privatisation proposals and developing new industries principally in the country's five Special Economic Zones, the 14 Open Coastal Cities and other Special Zones such as the Economic and Technological Development Zones, the High and New Technology Development Zones, the Pudong New Area and the Bonded Zones.

1. Special Economic Zones

Since 1979, five Special Economic Zones have been established, all of which are in southern China: Shenzen, Zhuhai, Xiamen, Shantou and Hainan. The Registrant's facilities are in Shantou City.

Shenzen and Zhuhai, which border on Hong Kong and Macau respectively, are designated multi-purpose zones, engaging in industry, farming animals, agriculture, commerce, housing and tourism. Also in close proximity to Hong Kong (300 miles, 450 kilometers), Xiamen's and Shantou's main industries are processing for export and tourism. See "Shantou Special Economic Zone" below.

Hainan, an island of the south coast of China, is planned as an agricultural and industrial base with an export orientation.

2. Open Coastal Cities

In 1984, the PRC designated 14 cities as Open Coastal Cities and allowed them more autonomy in approving foreign investment projects and offering various investment incentives to attract foreign business.

The 14 cities are: Dalian, Qinhuangdao, Tianjin, Yantai, Qunigdao, Lianyunggang, Nantong, Shanghai, Ningbo, Wenzhou, Fuzhou, Guangzhou, Beihai and Zhanjiang. Most of these are on the eastern coast.

These cities have a wide range of discretionary powers, but they do not, as yet, enjoy the autonomy or degree of preferential treatment granted to Special Economic Zones.

3. Open Economic Zones

In 1985, the PRC classified the Yang'tze and Pearl River delta areas and southern Fujian as Open Economic Zones. Similar status was later granted to Shandong and the Liaoning peninsula. In 1992, five inland cities and all capital cities of the provinces, except Lhasa, Tibet, were granted similar status.

The incentives granted to foreign investors in these Open Economic Zones resemble those of the Open Coastal Cities. The primary objectives are to encourage technology transfer, management reforms and production inputs between the coastal and interior regions.

4. Economic and Technological Development Zones

At the end of 1994, the central government permitted more than 30 cities to set up Economic and Technological Development Zones to encourage advanced industry through foreign participation. The cities concerned are able to offer a range of incentives aimed at attracting foreign investments. Production enterprises established in the zones have an income tax rate of 15 percent and other favorable operating conditions.

5. Pudong New Area

In 1990, preferential incentives similar to those offered by the Special Economic Zones, were granted to the Pudong New Area in Shanghai. The New Area covers 350 square kilometers across the Huangpu River across from the Bund. A customs bonded zone, the Wai Gao Bonded Zone, was also established in the New Area in 1990. There are a number of free trade zones in the New Area. These zones aim to encourage foreign trade, high technology and export oriented industries. As well as the favorable tax incentives, foreign investments in the New Area are allowed to be involved in tertiary businesses such as banking, insurance and retailing. Recently, foreign bank branches established in the Pudong New Area have been permitted to conduct Renminbi business in certain selected service categories.

6. New and High Technology Development Zones

Currently, there are over 50 New and High Technology Development Zones which offer preferential incentives to foreign investment enterprises engaged in high technology industry. The zones offer a reduced income tax rate of 15 percent. Subject to approval, hi-tech industries established within the zones are allowed tax holidays of three to six years. One of the aims for establishing the Zones is to promote the industrialization of technologies owned by regional universities and research institutes.

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(xi) Forms of Foreign Investment

The PRC has established a number of ways to facilitate foreign investment. The eight principal types are described below. The Registrant is a joint venture enterprise established by certificate issued by the Shantou Commission for Foreign Economic Relations and Trade on December 27, 1995 between its 60% owned subsidiary, Cansun, and Nandou effective until December 27, 2007. The Registrant has been advised that the term of the certificate may be extended on application to the Shantou Commission.

1. Processing and Assembly Agreements

The simplest form of arrangement is a processing and assembly agreement where the foreign company concerned supplies raw materials or parts on a consignment basis to a local entity in the PRC to process. A processing fee is paid to the PRC entity for its work and the processed goods are returned to the foreign company. In almost all cases, the foreign company will have to supply the necessary production technology, equipment and supervision. A large proportion of the Hong Kong business interests in southern China operate under such agreements. The principal advantage to the foreign company is the comparatively low processing cost in the PRC.

2. Compensation Trade Agreements

Compensation trade agreements enable a foreign company to provide a local entity in the PRC with the entire plant, equipment, technology and training required for successful operation. Orders are placed on the PRC entity by the foreign company and the PRC is responsible for production. Finished products are shipped to the foreign company on normal commercial terms but an amount is deducted from the payment for each shipment to compensate the foreign company for its investment in the plant, equipment, technology and training costs. The principal benefit to the foreign company is the comparatively low production cost, including, on occasion, lower costs for raw materials originating in the PRC.

Processing and assembly agreements and compensation trade agreements have lost popularity with the PRC authorities who are now encouraging foreign investors to make direct investments in such vehicles as equity owned ventures and wholly-owned companies.

3. Equity Joint Ventures

Equity joint ventures are governed by the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment promulgated in 1973, as amended and are limited liability companies with joint People's Republic of China and foreign ownership set up for specific purposes, usually to establish a new manufacturing plant or a new service organization such as a hotel or shopping complex. The foreign company is typically required to provide the entire capital investment, technical expertise and management skills and to arrange for technology transfer. The PRC entity typically provides land and buildings and facilitates the smooth operation of the joint venture. The local MOFTEC authorities generally undertake the examination and approval procedures.

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The parties' equity contributions to the joint venture determine their share of the results. Both parties benefit from the exploitation of new business opportunities. The equity joint venture law requires the foreign partner to the venture to contribute at least 25 percent of the registered capital. There is no upper limit on the foreign partner's contribution. Provisions promulgated in 1998 require that all joint venture contracts contain a schedule for capital contributions. During the life of an equity joint venture, the foreign partner's equity contribution cannot be repaid. However, once the venture has been liquidated, the assets are distributed according to the partners' shareholdings. The Registrant has been advised that the term permitted for an equity joint venture may on application be extended. The Registrant must make such an application before December 27, 2007.

The partners to an equity joint venture have joint management of the venture. The board of directors, which must have at least three members, has the authority to make all major decisions concerning the financial position of the venture. Although the joint venture law originally required that the chairman of the board be appointed by the Chinese partner and the vice-chairman by the foreign partner, an April, 1990 amendment provides that the chairman may be elected by either party. If one side assumes the office of chairman, the other will assume the office of vice-chairman. Board members are appointed for a period of four years and their appointments can be extended with the agreement of all parties to the venture.

A meeting of the board is required at least once a year. At the request of a director, the chairman can call an interim meeting. A board meeting requires a quorum of more than two-thirds of the directors. The board of directors is required to engage a general manager and deputy managers. The general manager is responsible for carrying out board decisions and is in charge of the daily management of the venture.

The profits and losses of an equity joint venture are distributed according to the ratio of each partner's investment. After the payment of taxes and before the distribution of profits, the joint venture is required to make allocations to three funds, a staff bonus and welfare fund, an enterprise expansion fund and a general reserve fund. The amount contributed to the three funds by the venture may be designated in the joint venture contract or decided by the board of directors. All previous years' losses must be cleared before the current year's profits can be distributed.

Books and records are to be maintained and there are requirements for audits.

Equity joint ventures were originally allowed to operate for a maximum of 30 years. A 1986 amendment to the law allows for an extension of the duration of certain joint ventures to 50 years or longer with special approval of the government. Since 1990, joint ventures engaged in certain lines of business may choose whether the venture's term of operation is to be limited, subject to examination and approval of the relevant authorities. However, ventures engaged in certain trades or businesses are excluded from this option and are still required to specify the term of operation in the joint venture contract. The Registrant has been advised that the term permitted for an equity joint venture may on application be extended. The Registrant must make such an application before December 27, 2007. As of July, 1996 liquidation of an equity joint venture must be conducted pursuant to the Foreign Investment Enterprises Liquidation Procedures. Once dissolution has occurred, the board of directors

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


must establish the liquidation procedures and principles and appoint a liquidation committee. This is usually the directors, but local accountants and lawyers may be invited to carry out the liquidation procedures. If the examination and approval authority deems it necessary, it may appoint its own personnel to supervise the process. The joint venture must settle all its debts, including the cost of liquidation, before the remaining assets can be distributed among the joint venture partners. These will be distributed according to the investment ratio, unless other provisions are contained in the contract and articles of association. If the foreign partner's remaining net assets exceed its investment contribution, the foreign partner will be required to pay income tax on the remaining portion.

4. Contractual Joint Ventures

Contractual joint ventures are similar in concept to equity joint ventures. The relevant laws are the Law of the PRC on Chinese-Foreign Cooperative Joint Ventures, promulgated in April, 1988 and the PRC Sino-Foreign Cooperation Joint Venture Law Implementing Rules promulgated in September, 1995. However, their form is different from an equity joint venture as the obligations of each party are spelled out in the form of a contract.. These contracts typically specify the minimum registered capital and capital contributions of each party at various levels of investment and their respective share of the results of the enterprise. Contractual joint ventures can be formed as limited liability companies. As with equity joint ventures, the foreign company is typically required to provide the entire capital investment, technical expertise and management skills and to arrange for technology transfer while the PRC entity typically provides land and buildings and facilitates the smooth operation of the joint venture.

As with an equity joint venture, a cooperative joint venture operating as a limited liability company is required to appoint a board of directors or a joint managerial committee. Again, if the chairman of the board is from the Chinese party, the foreign side would generally appoint the vice-chairman.

Books and records are to be maintained and there are requirements for audits.

Also, as with an equity joint venture, liquidation of a cooperative joint venture must be conducted pursuant to the Foreign Investment Enterprises Liquidation Procedures. If it agreed in the cooperative joint venture contract that all of the venture's fixed assets will belong to the Chinese party after the venture's operating period has expired, then the parties to the venture may also state in the contract that the foreign party can recover its investment during the contract period. Subject to examination and approval, the foreign party may then recover its investment before the payment of income tax. Both the Chinese and foreign parties are liable for the venture's debts.

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


5. Wholly Foreign-Owned Enterprises

Similar to equity joint ventures, wholly foreign-owned enterprises are limited liability companies governed by the Law of the PRC on Enterprises Operating Exclusively with Foreign Capital.. The foreign investors provide the entire capital investment and technical expertise. Approval to establish a wholly foreign-owned enterprise is controlled by the authorities and normally the enterprise must satisfy at least one of the following conditions:

(a) adopt advanced technology and equipment in developing of new products, economize on the use of energy and raw materials, achieve product upgrading and replace or produce import substitutes; or

(b) have a sufficiently high export of the value of its annual production (in many cases, not less than 50 percent) and achieve a foreign exchange balance or surplus.

The greatest advantage of a wholly-owned enterprise is that the foreign investor will be able to enjoy full autonomy in managing the company. MOFTEC is responsible for the examination and approval of wholly foreign-owned enterprises. Local governments are also authorized to approve these enterprises if certain conditions are met. The investor must apply for registration and obtain a business license within 30 days of receiving approval, or the approval certificate will become void. The date the business license is issued will be the date of the establishment of the enterprise. Tax Registration must be performed within 30 days of establishment.

The amount of registered capital off wholly foreign-owned enterprises must be consistent with the scale of intended operations. The registered capital cannot be reduced during the term of operation, and increases of transfers must receive prior approval from the authorities.

Foreign investors may contribute capital in the form of freely convertible foreign currencies or certified RMB profits from other foreign investment enterprises. Subject to certain requirements set out in the regulations, such items as machinery, equipment, industrial property and proprietary knowledge may be capitalized according to their monetary value. The time lime for capital contribution must be specified in the application and the articles of association. Contributions may be made in installments, with the first being within 90 days, and the last within three years of, the issuance of the business licence.

Wholly Foreign-Owned enterprises are required to make allocations to a reserve fund and a bonus and welfare fund for its employees from its after-tax profits. The reserve fund allocations cannot be less than ten percent of the after-tax profits. Profits may not be distributed until the prior years' losses have been cleared.

Although the Chinese wholly foreign-owned enterprise and the United States corporation are similar in many respects, the wholly foreign-owned enterprise has a limited operating life. An enterprise engaging in a high technology industry will have a life of around 20 years, although it may be extended to 50 years or more with the approval of MOFTEC. As with joint ventures, liquidation must be conducted under the Foreign Investment Enterprises Liquidation Procedures. See above.

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6. Entities Formed Under the Company Law

The Company Law of the PRC was promulgated on December 29, 1993 and became effective July 1, 1994. It provides for the establishment of "limited liability companies" and "companies limited by shares". However, if the laws relating to foreign-invested enterprises have different provisions, these prevail. The effect of the Company Law on foreign investment enterprises requires clarification which may occur on the implementation regulations of the Company Act, once issued.

The main requirements for a "limited liability company" are: (i) at least two and not more than 50 shareholders, (ii) minimum registered capital from RMB100,000 to RMB500,000, depending on the industry, (iii) capital contributions may be in the form of cash, tangible assets, industrial property, nonpatented technology or land-use rights, but industrial property and nonpatented technology cannot exceed 20 percent of the registered capital unless permitted by the State, (iv) consent of a majority of shareholders is required for transfers to nonshareholders, (v) the board of directors is to be between three and 13 persons, but in a small company the executive director may serve in place of a board of directors, and (vi) reviews of the financial affairs and the actions of directors must be made by a supervisory committee.

The main requirements for a "company limited by shares" are: (i) there must be five promoters (initial shareholders) the majority of which are domiciled in China. If the company is established by means of a share offer, the promoters must subscribe for at least 35 percent of the shares with the remaining shares offered to the public after approval from the securities administration authorities of the State Council. (ii) the minimum registered capital is RMB10 million with any higher requirement to be provided for separately in legislation or administrative regulations, (iii) capital contributions may be in the form of cash, tangible assets, industrial property, nonpatented technology or land-use rights, but industrial property and nonpatented technology cannot exceed 20 percent of the registered capital, (iv) the board of directors is to be five to 19 persons, and (v) reviews of the financial affairs and the actions of directors must be made by a supervisory committee of not less than three members.

7. PRC Holding Companies

Foreign investors have been recently permitted to establish holding companies in the PRC on approval from the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC"). The PRC holding company may be in the form of a joint venture or a wholly foreign-owned enterprise. Approval to establish a holding company is strictly controlled by the authorities. In addition to the minimum registered capital requirement of US$30 million for the PRC holding company, the investors must satisfy the following conditions:

(a) the foreign investor must (i) have total assets in excess of US$400 million,
(ii) have established foreign investment enterprises, including equity joint ventures, contractual joint ventures and wholly foreign-owned enterprises, in the PRC with paid-up capital of more than US$10 million, and (iii) have at least three projects approved, or (iv) have already set up more than ten foreign investment enterprises engaging in production or infrastructure construction, with the foreign investor's capital contribution in these enterprises exceeding US$30 million; and

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(b) if the holding company is a joint venture, the Chinese investor must have total assets of not less than RMB100 million.

The holding company is allowed to carry on the following activities: act as agent for the subsidiary companies on sales and purchases, balance the foreign exchange surpluses and deficits between its subsidiary companies with the authorities' approval, assist in training of personnel and marketing, assist in obtaining loans and providing guarantees, provide financial support to its subsidiary companies with the authorities' approval and provide consulting services to its investors. The PRC holding company and its subsidiary companies are taxed as separate entities and do not file a consolidated tax return.

8. Foreign Trade Joint Ventures

Since October, 1996 foreign investors have been allowed, in certain designated cities and zones, and upon MOFTEC approval, to establish foreign trade companies specializing in import and export trade in the PRC. The foreign trade company must be a joint venture company with the Chinese partner holding 51 percent or more of the equity interest. The minimum registered capital requirement of the foreign trade company is RMB100 million. The investors in the foreign trade company must satisfy the following conditions:

(a) thee foreign investor must (i) have an annual turnover of more than US$5 billion, (ii) have annual trade with the PRC of more than US$30 million in the three preceding years, and (iii) have established a representative office in the PRC for three years of have invested in the PRC more than US$30 million; and

(b) the Chinese partner must (i) already have the right to conduct foreign trade, (ii) have an annual foreign trade volume of more than US$200 million of which the export volume was more than US$100 million in the preceding three years, and (iii) have established more than three branches and joint ventures overseas with an average annual business volume of more than US$10 million in the preceding three years.

Foreign trade ventures are currently restricted to the Pudong New Area in Shanghai and the Shenzhen Special Economic Zone.

9. Corporisation of State-Owned Enterprises

Under the "socialist market economy" system, the PRC has implemented plans to corporatise gradually China's better run, large and medium size state-owned entities into companies with limited liabilities. In all cases, the State remains the dominant shareholder in these companies. Large scale privatisation is made possible through the sale of shares in these companies.

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


Currently, the Shanghai Stock Exchange and the Shenzhen Stock Exchange are the only stock exchanges in the PRC. The Shanghai Stock Exchange was opened in December, 1990 and in 1997 about 350 companies had "A" shares and about 48 companies had "B" shares listed. The Shenzhen Stock Exchange was opened in July, 1991 and in 1997 about 330 companies had "A" shares and about 50 companies had "B" shares listed. "A" shares are issued to, and traded by Chinese nationals in Renminbi. "B" shares are issued to, and traded by, foreign investors in a foreign currency denominated in Renminbi. Since 1992, the PRC selected and approved over 70 state-owned enterprises for corporisation and the issue of "H" shares to be listed on the Hong Kong Stock Exchange and other overseas stock exchanges. In 1997, 34 companies had "H" shares listed on the Hong Kong Stock Exchange. The PRC has indicated the process of corporisation will continue.


(xii) Accounting

The methods of accounting to be adopted by joint venture enterprises involving foreign investors are specified in the Accounting Rules for Foreign Investment Enterprises issued by the Ministry of Finance. Updated in 1992, the accounting standards are similar to generally accepted accounting practices of western countries. The PRC is in the process of drafting about 30 statements of standard accounting practices which are applicable to all enterprises in the PRC. It is expected that these new accounting standards will further reduce the number of differences from the generally accepted accounting practices of western countries. The financial statements of the Registrant are prepared in accordance with United States generally accepted accounting principles.


(xiii) Patents

The PRC is a member of the main international intellectual property conventions, including the World Intellectual Property Convention, the Paris Convention for the Protection of Intellectual Property and the Berne Convention. The PRC Patent Law came into effect in 1985 with amendments in 1993. Legislation identifies three types of patents: inventions, utility models and designs. The period of validity for inventions is 20 years and for utility models and designs 10 years. The 1993 amendment extended patent rights to certain items and products that were not afforded protection under the original patent law. The PRC became a signatory to the Patent Cooperation Treaty on January 1, 1994.

Under Article 12 of the Patent Law (PRC) a foreigner may own a patent with consent form the appropriate body of the State Council. The Registrant is in the process of obtaining such consent.


(xiv) Special Administrative Region of Hong Kong

On July 1, 1997 the PRC resumed sovereignty over Hong Kong. It became a Special Administrative Region of the PRC and was officially renamed Hong Kong, Special Administrative Region.("HKSAR").

The basic principles underlying the existence and operation of HKSAR are set out in the Sino-British Joint Declaration, an international treaty registered with the United Nations, and in the Basic Law, which is the mini-constitution of the HKSAR. The Joint Declaration, which was ratified in 1984, sets out the basic rules relating to the existence and operation of HKSAR after the assumption of Chinese sovereignty. A 13 year transition period was contemplated for

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


establishing the way forward and during this period the more detailed provisions of the Basic Law were compiled. The central concept of the Joint Declaration was the principle of "one country, two systems". Even though the HKSAR is an integral part of the PRC, the PRC's socialist system is not practiced and the HKSAR's capitalist system and autonomy as an international business center and open culture would remain unchanged for 50 years.

Specifically, this means: (i) the HKSAR maintains its free trade policy with an open economy, independent finances and its own legal system and laws, (ii) the HKSAR remains a separate customs territory with separate membership in trade associations and is governed by the rules of international trade, (iii) there are free flows of capital and no foreign exchange controls. The corporate rate of income tax in the HKSAR is 16.5 percent on income earned in the HKSAR.

The Basic Law continues to be interpreted by the courts of the HKSAR, but generally Hong Kong remains the window to the world for the PRC. Two subsidiaries of the Registrant, Vibro-Tech Industries Limited and Vibro-Tech Enterprises Limited, are based in the HKSAR and responsible for marketing. sales and service of product in all jurisdictions of the world except the mainland of the PRC. For example, the sales of the Registrant to Fujita Corp. of Tokyo, Japan are through Vibro-Tech Industries Limited in the HKSAR. The Registrant is developing markets other than the PRC and Japan through Enterprises.

The PRC holds a major stake in the HKSAR as its third largest investor after Japan and the United Kingdom. An increasing number of mainland-backed enterprises are registered in the HKSAR, including several state trading companies, mainland provinces and mainland cities, which have an estimated combined asset value in excess of US$40 billion.

The HKSAR is ranked as the second largest trading partner of the PRC and it is estimated that about half of mainland China's exports are handled through the HKSAR.


(xv) Taxation in the PRC

This discussion is confined to the tax laws which apply to the Registrant's subsidiary, Shantou, an equity joint venture enterprise. Taxation of foreign individuals, other forms of other foreign investment enterprises, foreign corporations and local Chinese and domestic enterprises is not disclosed and is not material. The discussion is only a summary of the material provisions relating to the taxation of Shantou and is not intended to be a complete exposition.. The PRC Income Tax Law for Foreign Investment Enterprises and Foreign Enterprises came into effect July 1, 1991. Interpretation is the responsibility of taxation authorities who have the power to require the recalculation of taxable income on the basis of substance.

Foreign investment enterprises with their head offices in China are taxed on their worldwide income. Others are subject to enterprise income tax only on China-source income. The taxable income of an enterprise is the amount remaining from the gross income in a tax year (January 1 to December 31) after the deduction of costs, expenses and losses that year. Special tax incentives and tax holidays are offered to enterprises operating in Special Economic Zones, Economic and Technological Development Zones, the Old Urban Districts of the Open Coastal Cities and other special open zones. Income tax returns and final financial statements are required to be filed by April 30 in each year, together with an audit certificate from a Chinese-registered CPA firm.

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The tax year is the calendar year. The accrual method of accounting is required for all foreign investment enterprises. The enterprise's income may be stated in renminbi or United States dollars. All accounting books, records and supporting documents must be kept in China for at least 15 years.

Income tax is assessed on taxable income, which is defined in the tax law as the amount remaining from an enterprise's gross income in a tax year after deduction of costs, expenses and losses in that year. Losses may be carried forward for five years. Business transactions between foreign investment enterprises and their affiliated companies must be conducted at fair market prices. In 1998, the State Administration of Taxation issued "Regulations and Procedures on Tax Administration of Transaction Between Associated Enterprises". The Regulations set out a comprehensive set of transfer pricing guidelines and administrative procedures.

Withholding taxes are discussed under "Foreign Exchange Controls".


The tax rate is a 33 percent flat rate on all foreign investment enterprises except as modified by the rules relating to a special economic zone.
Affiliated enterprises are not permitted to file consolidated tax returns without the approval of local authorities. The Shantou Special Economic Zone has special rules which apply to enterprises, including the Registrant, operating in the Zone. See below. The income tax rate on Shantou was zero for its first two years of operation ending December 31, 1998, 7.5 percent for the next three years ending December 31, 2001 and 15 percent thereafter.


Foreign investment enterprises of a production nature that are scheduled to operate for a period of more than ten years are entitled to tax exemption for the first two profit-making years and to 50 percent reduction for the next three years.

Dividends and capital gains received by Chinese shareholders of an enterprise are taxed in accordance with the applicable domestic laws. Dividends paid by a foreign investment enterprise to foreign shareholders, corporate or individual, are specifically exempt from income tax in China.

There are a number of indirect taxes in the PRC. On January 1, 1994 the PRC introduced a turnover tax system consisting of value added tax ("VAT"), business tax and consumption tax (also known as excise tax). The sale of taxable goods and the provision of labor services are subject to VAT. VAT is also levied on the import of taxable goods unless specifically exempt. In general, exports are generally exempt from VAT and related input VAT can be partially refunded. Registration for VAT is required with the local authorities. VAT varies from zero to 17 percent. The standard rate is 17 percent and it applies to most goods and services.

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


Business tax and VAT are mutually exclusive. Business tax applies to the provision of services, excluding processing services and repair and replacement services, which are taxed under VAT. It also applies to the transfer of intangible assets such as goodwill, patents and the sale of real estate properties in the PRC. The tax rates from three to 20 percent.

Consumption tax is levied on the importation, production and processing of eleven categories of consumable goods at various rates.

Finally, stamp tax is levied on all taxable documents listed in the Stamp Tax Regulations. Stamp tax is levied on the execution or receipt in the PRC of certain documents, including contracts for the sale of goods, the undertaking of processing work, the contracting of construction and engineering contracts, leases, loans and agency and other nontrade contracts. Stamp tax is also levied on documentation effecting the transfer of property, business account books and certification in evidence of rights and licences. The rates of stamp tax vary. The maximum rate is o.1 percent.


(xvi) Shantou Special Economic Zone

The manufacturing operations, and marketing and sales operations in the PRC, of the Registrant in the PRC are located in the Shantou Special Economic Zone, centered on the port city of Shantou some 300 miles east of the HKSAR. Supplementary Regulations of the Shantou Special Economic Zone for Encouragement of Foreign Investment were promulgated December 4, 1986 by the Shantou Municipal People's Government. The following is a summary of the Regulations.

A foreign investment enterprise must implement a labor contract system for employment with priority given to persons in the Special Zone or persons within the Shantou household registration. Persons may be employed from outside the urban area, but details must be filed with the Special Zone Labor Service Company. Preferential treatment in the form of reduction of the labor service fee is granted to exporting enterprises and technologically advance enterprises. The monthly payment of the employee social labor insurance premium is reduced from 25 percent of the employee labor service fee to 20 percent.

Land use fees range from RMB 0.10 yuan to RMB 14 yuan per square meter per year. Shantou was exempt during its investment and construction period. Preferential treatment in the form of payment of land use fees at one half the prevailing rate is granted to exporting enterprises and technologically advance enterprises. Shantou is also exempt from certain administrative and public utility charges.

A Special Zone Service Center is established to provide services to foreign investment services. The Center performs a number of tasks, including consulting services on the feasibility of an investment project, handling the necessary procedures for investment in, and establishment of, a factory, including the drafting of a contract and articles of association, the submission of applications for approval, applying for the supply of water and electricity, the use of land and the leasing of factory buildings, assistance in the forming of a labor applying for industrial and commercial registration, tax registration, opening of a bank account and in matters concerning capital construction, fire protection, customs, commodity inspection, patents and trademarks, assisting in the expansion of supply and marketing channels, handling import and export application procedures on behalf of an enterprise, assisting a foreign investor or an enterprise to apply for an import or export licence and quota, assisting an enterprise to conduct procedures for staff training and recruitment and other services. A small fee may be charged.

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Shantou is subject to an income tax rate of 15 percent and is exempt from the
Enterprise Income Tax for its first two profit making years and payment at one-half the prevailing rate for the next three years. After the expiry of these periods, Shantou, as a technologically advanced enterprise, may, subject to approval, extend for three years the period in which it pays Enterprise Income Tax at one-half the prevailing rate. Equipment, raw materials, construction materials, fuel and other capital goods imported by Shantou are exempt from customs import duty. Shantou is also exempt from the Consolidated Industrial and Commercial tax when exporting bearings.

Foreign investors investing in the Zone are exempt from paying local income tax.

Shantou also has various privileges regarding the use of foreign exchange. The post-tax profits of foreign investors and the post-tax wages and other legal income of foreign national personnel may be freely remitted abroad through the Bank of China.

Shantou is accorded full right of autonomy over its business operations. it has the right to administer its enterprise according to internationally practiced advanced scientific management measures and to act of its own accord within its approved scope of operations when deciding its production and operation plans, arranging production and sales, raising and using capital, purchasing production materials and determining its organizational structure and staffing arrangements. The property, personal safety and investment-related legal rights and interests of foreigners receive the protection of China's laws. If a dispute cannot be resolved through discussion pursuant to the spirit of equality and mutual benefit, a Chinese arbitral body may mediate or an international arbitral body agreed on by the two parties to the dispute may arbitrate.

Shantou has the right of autonomy in choosing persons to work in factories and it may itself determine the number of employees, wage standards, wage formats and bonus, penalty, allowance, examination and verification systems, in line with production requirements. Labor service fees are set at between HK$400 (US$80) and HK$600 (US$120) per month. The normal working period is an eight-hour day and overtime is not permitted to exceed 48 hours a month.

Local autonomy is given over exit from, and entry to, Shantou and special provisions may be granted for passing customs. The regulations also provide for other items such as customs clearance, importation of goods, exemption of raw materials from customs duty, exemption from export duty, vehicle ownership, travel and the administration of investment funds. The Shantou Branch of the People's Bank of China is the authority in charge of all investment funds in the Zone. Finally, the procedures for dealing with funds are set out.

Item 2. Management's Discussion and Analysis or Plan of Operation

The business of the Registrant is in the early stage of the manufacture, marketing and selling of Bearings. A purchase of the shares of the Registrant is speculative. The assessment of the potential of the business of the Registrant to be successful and achieve profitability involves, among other things, the availability of capital to the Registrant to increase its production capacity, the continuing development of markets and sales in the PRC and Japan, the start of marketing in Mexico, Turkey, Republic of China (Taiwan) and other jurisdictions, competition from established manufacturers and a number of other factors. See Item 1H "Description of Business - Risk Factors".

The Registrant owns 60 percent of Cansun, which in turn effectively owns 80% of the requirement to contribute capital, and 60% of the equity of, Shantou and Industries. The Registrant has been in negotiations to purchase the 40 percent of Cansun that it does not own, but no agreement has been reached. Also, although agreements relating to the ownership of Shantou have been made, parties have not made application for the consent of the board of directors of Shantou to such transfers. Applications for such consents to be in progress. The Registrant is confident such consents will be obtained as four of the seven members of the board of directors of Shantou are representatives of Cansun under the Shareholders' Agreeement.

The figures discussed below reflect the percentage equity interest of the Registrant in Shantou and Industries.


1997

In 1997, the Registrant had gross sales of Bearings of $1,052,081 before giving effect to non-controlling interests and net income of $14,183 after giving effect to non-controlling interests. An unrealized foreign currency gain gave total income for the year of $29,660 to the Registrant's interest. Sales were principally in the PRC and to Fujita. There were 3,055,000 shares outstanding at December 31, 1997. The diluted income per share was $0.01.

In 1997, research work with Fujita continued. Fujita used the Bearings in the construction of its Technical Research Center in Tokyo, Japan. Vi-Tech acquired control of the Registrant.

1998

In 1998, the Registrant had gross sales of Bearings of $853,192 before giving effect to non-controlling interests and a net loss of $60,142 after giving effect to non-controlling interests. An unrealized foreign currency gain reduced the loss to $44,847 to the Registrant's interest. Sales were principally in the PRC and to Fujita. There were 5,255,000 shares outstanding at December 31, 1998. The diluted loss per share was $(0.02).

On April 15, 1998 the shares of the Registrant became quoted on the Over-the-Counter Bulletin Board, United States but there was not, and has not to date been, a market in the Registrant's shares. Research work continued with Fujita, with the execution of the agreement of basic research on March 18, 1998.

On August 25, 1998 Dr. Fu Lin Zhou sold the Patents to the Registrant for 2,000,000 shares and 1,000,000 shares to be issued in each of 1999,2000 and 2001. The obligation to issue shares in 1999, 2000 and 2001 was cancelled by agreement dated September 3, 1999.

The Registrant entered into a User Agreement with Shantou and Shantou entered into a Royalty Agreement with Dr. Zhou.


1999


To September 30, 1999, the Registrant had sales of Bearings of $1,854,924 before giving effect to non-controlling interests and, after giving effect to non-controlling interests, net income of $150,171. After giving effect to non-controlling interests, an unrealized foreign currency loss reduced income to September 30, 1999 to $135,756 to the Registrant's interest. Sales were principally in the PRC and to Fujita. There was one sale to Russia. There were at the end of the period 5,723,000 shares outstanding. The diluted income per share was $0.03.


The other major events to occur to December 15, 1999 are summarized.

On January 1, 1999 the Registrant entered into a User Agreement with Industries and Industries entered into a Royalty Agreement with Dr. Zhou.

On March 1, 1999 Fujita informed the Registrant that the Japan Seismic & Structure Institute had found the Registrant's Bearings to be of "superior quality" and stated Fujita was prepared to purchase more of the Registrant's Bearings.

The management structure of the Registrant changed in August, 1999. By agreement dated July 1, 1999 Mr. Boo Jock Chong became on August 12, 1999 president, chief executive officer and, until December 15, 1999, treasurer with execution a management agreement dated July 1, 1999 to June 30, 20003, renewable annually thereafter and with the grant of an option to purchase before June 30, 2003 500,000 shares for $0.15 per share. The former president, Mr. William Chow, became chairman of the board. On August 26, 1999 the Registrant executed a management agreement with Mr. Joe Chung to June 30, 2003, renewable annually thereafter, and granted Mr. Chung an option to purchase 250,000 shares for 0.15 per share before June 30, 2003. See Item 6 "Executive Compensation".

By an agreement dated July 23, 1999, amended October 20, 1999 Gary MacDonald was retained as regulatory consultant at Cdn$120 per hour and on August 12, 1999 became secretary of the Registrant. The amendment provided that cash compensation was limited to Cdn$7,000 each four weeks and any further time accrued is allocated to a share purchase account for the purchase of shares at $0.40 share. The agreement may be terminated on notice. See Item 6 "Executive Compensation".

On August 16, 1999 two private placements, the first to Ms. Phaik Sim Tan for 175,000 shares at $0.40 per share with 175,000 class 1 warrants, each warrant entitling the holder to purchase an additional share for $0.40 a share before August 16, 2000, and the second to Mrs. Puan Sri Chang Nga for 125,000 shares at $0.40 per share with 125,000 class 1 warrants, each warrant entitling the holder to purchase an additional share for $0.40 a share before August 16, 2000, were completed. Ms. Tan became a member of the board of directors. See Item 7 "Certain Relationships and Related Transactions".

By agreement dated October 25, 1999 Dr. Miles Price was retained as a consultant until December 31, 2003, renewable annually thereafter, on a non-exclusive basis to qualify, market and sell Bearings in the Republic of Mexico.

A private placement was done on November 3, 1999 to Dr. Miles Price for 70,000 shares at $0.40 per share. Dr. Price was granted an option to purchase 30,000 shares for $0.15 per share before June 30, 2003 which was exercised forthwith.

In November, 1999 discussions began with Cimko regarding the qualification, marketing and sale in Turkey and other countries of Central Asia of Bearings by the Registrant directly or in some form of association with Cimko. A letter of intent dated November 5, 1999 was signed, but negotiations for a final agreement continue.

In November, 1999 options to acquire shares for $0.15 per share were granted to three directors (80,000 shares each), to Dr. Fu Lin Zhou (80,000 shares) and to Gary MacDonald (50,000 shares) before December 31, 2003 in each case. See Item 6 "Executive Compensation".

By agreement dated December 2, 1999 Ms. Kim Suksun was retained as a consultant to advise on marketing of Bearings for Korea and Japan and granted an option to acquire before December 31, 2003 25,000 shares for $0.15 per share.

The annual general meeting of the Registrant was held December 15, 1999 in Vancouver, B.C. The board of directors was reelected and the shareholders approved the reservation for the grant of incentive options of up to 20 percent of the outstanding shares of the Registrant from time to time.

On December 15, 1999 the Registrant entered into a User Agreement with Enterprises.

See Item 5 "Directors, Executive Officers, Promoters and Control Persons", Item 6 "Executive Compensation" and Item 7 "Certain Relationships and Related Transactions".

Plan of Operations

The Registrant has several objectives in 2000:


(a) attend in the week of January 31, 2000 the Twelfth World Conference on Earthquake Engineering in Auckland, New Zealand with a booth advertising the Bearings at an estimated cost of $15,000.


(a) negotiate and complete an agreement with Cheerlight to purchase the minority interest of Cheerlight in Cansun at an estimated cost of $240,000.

(b) obtain the consent of the Shantou Commission to complete the transactions with Nandou and Shantou Wan Run described under Item 1B "Description of Business
- Corporate Structure and History".


(c) obtain financing to advance, with the approval of the Shantou Commission, to Shantou funds to purchase testing equipment at an estimated cost of $400,000 and, if financing is available, expand or relocate the manufacturing plant to increase production capacity by a factor of three.


(d) negotiate a new contract with Fujita for the marketing, distribution and sale of Bearings in Japan.

(e) market the Bearings in the PRC by directing advertising to architectural firms, construction companies and governmental offices at an estimated cost of $50,000.


(f) conclude with Cimko or representatives of Cimko an agreement for the qualification, marketing and sale of Bearings in Turkey at an estimated cost of $70,000 and commence the marketing of Bearings in Turkey at an estimated cost of $20,000.


(g) with Dr. Miles Price and possibly a third party, qualify, market and begin the sale of Bearings in the Republic of Mexico at an estimated cost of $30,000.


(h) qualify, market and begin the sale of Bearings in Republic of China (Taiwan) at an estimated cost of $30,000.



ITEM 3. Description of Property

The property of the Registrant is essentially comprised of the Patents and the various models of Bearings designed on application of the Patents. The Registrant currently produces 14 models of bearings, each model with or without a lead core. The following table summarizes the physical characteristics of the different models of Bearings, with the designation "L" referring to Bearings with a lead core:

Model         Diameter (mm)   Core Diameter (mm)     Height (mm)    Weight (kg)

VP 200            205                 N/A                83.8           10
VP 200-L          205                 40                 83.8           11

VB 250            261                 N/A                83.8           16
VB 250-L          261                 50                 83.8           18

Model         Diameter (mm)   Core Diameter (mm)     Height (mm)    Weight (kg)

VP 300            316                 N/A                106.5          28
VP 300-L          316                 60                 106.5          32

VP 300J           316                 N/A                159.7          58
VP 300J-L         316                 60                 159.7          63

VB 300            316                 N/A                83.8           24
VB 300-L          316                 60                 83.8           27

VP 400            420                 N/A                132.5          62
VP 400-L          420                 80                 132.5          70

VP 400J           420                 N/A                132.5          81
VP 400J-L         420                 80                 132.5          89

VP 500            510                 N/A                164.0          111
VP 500-L          510                 100                164.0          125

VP 600            620                 N/A                216.2          226
VP 600-L          620                 120                216.2          254

VP 600J           620                 N/A                340.0          363
VP 600J-L         620                 120                340.0          407

VP 700J           720                 N/A                363.5          563
VP 700J-L         720                 140                363.5          627

VP 800J           820                 N/A                393.2          856-848
VP 800J-L         820            140.0 - 160.0           393.2          925-938

VP 900J           920                 N/A                376.4          983-974
VP 900J-L         920            160.0 - 180.0           376.4         1069-1083

VP 1000J          1020                N/A                392.3         1306-1285
VP 1000J-L        1020           200.0 - 220.0           392.3         1419-1454

Notes:
1. one kilogram (kg) = 2.2 pounds
2. one centimeter = 2.52 inches = 10 millimeters (mm)
3. The dimensions and weight of the connecting plate which encloses at both ends a bearing are not included.

See Item 1H "Description of Business - Risk Factors".


Item 4. Security Ownership of Certain Beneficial Owners and Management

The following entities are known to the Registrant to beneficially own more than five percent of the outstanding shares at December 15, 1999:

Name and Address of              Amount and Nature              Percentage of
Registered Holder             of Beneficial Ownership         Class (undiluted)

Pioneer Wise Ltd.                  2,000,000 (1)                    34.35%
HKSAR

Note:
(1) Pioneer Wise Limited is beneficially owned by Dr. Fu Lin Zhou. Dr. Zhou also owns 108,000 registered in his personal name, making the beneficial percentage ownership of Dr. Zhou 36.20% of outstanding shares.


The members of the board of directors of the Registrant as a group hold at December 15, 1999 1,130,000 shares beneficially and senior officers, excluding the holdings of directors who are also senior officers, hold at December 15, 1999 no shares beneficially but have, in the case of Gary MacDonald, a right to purchase shares. By agreement dated December 21, 1999 Mr. Rick Lui has agreed to sell 30,000 shares to a third party after termination of the restrictions on transfer of shares under Rule 144 arising on filing of this Registration Statement. See Item 6 "Executive Compensation".



Item Five - Directors, Executive Officers, Promoters and Control Persons

The names, municipality of residence, age and position held of the directors and executive officers of the Registrant are as follows:


Name and Municipality of                Age           Position Held                  No. of Shares
Residence

Boo Jock Chong                          56            Director, President &             200,000
Burnaby, B.C. Canada                                  Chief Executive Officer

William Chow (1)                        54            Director, Chairman of the         312,000
Richmond, B.C., Canada                                Board

Joe Chung                               49            Director, Vice-President          230,000
Hong Kong Special
Administrative Region, PRC

Rick Lui (1)                            44            Director                          250,000
Vancouver, B.C., Canada

Phaik Sim Tan (1)                       37            Director, Treasurer               175,000
Burnaby, B.C., Canada

Gary MacDonald                          47            Secretary                         Nil
Vancouver, B.C., Canada


Note:
(1) Member of audit committee.

(2) See Item 6 - "Executive Compensation"

Mr. Chong, 55, came to Canada in 1989 from Malaysia and established Continental Home Health Care Ltd., a medical equipment supply company. Mr. Chong had been a successful businessman in Malaysia in areas ranging from rice milling, oil palm plantation and real estate development to construction. Continental Home went public in 1993. By 1998 it had 80 employees and revenues of Cdn$14,000,000. Continental Home was voted one of the 100 fastest growing companies in Canada by Profit Magazine from 1994 to 1996. Mr. Chong retired from the company as its CEO in 1997. In joining, his goals are to use his wide experience to expand the company's operations globally and to develop core competences with other companies in the area of seismic engineering to mitigate the effects of earthquakes. Mr. Chong has entered into a management agreement providing for him to stay with the company as president and chief executive officer until at least 2003. Mr. Chong became a member of the Registrant's board of directors and president and chief executive officer on August 12, 1999.

Mr. Joe Chung was born in 1950 in Hong Kong and graduated from the Hong Kong Polytechnic University (formerly Hong Kong Technical College) in 1973. He worked for an architectural/design firm, construction company and furniture factory respectively until 1988 when he immigrated to Canada. Mr. Chung started his own project management company in Vancouver, British Columbia. He is very experienced in product design and construction management. Mr. Chung is currently based in Hong Kong where he manages the marketing of the Registrant's products outside of China.

Mr. William Chow was born and raised in China. He moved to the United Kingdom in 1969 and was educated at the London University as an automotive engineer. He immigrated to Canada in 1981 where he was employed as a Service Department Manager for Hyundai and Honda respectively. In 1991, Mr. Chow started his own business, Cambie Auto Centre Inc. In 1994, Mr. Chow began a joint venture with Dr. Zhou for the development, manufacture and marketing of anti-seismic technologies, and in 1995, with Nandou, they established Shantou Vibro-Tech Industrial & Development Co. Ltd. in Shantou, China. Mr. Chow has a strong business sense and has gained much invaluable experience and business connections in China. Mr. Chow is the founder and has been instrumental in the formation and continued success of the Registrant. Mr. Chow is the brother of Dr. Fu Lin Zhou.

Mr. Rick Lui was born in Hong Kong and immigrated to Canada in 1973. He graduated with a Bachelor of Business Administration in 1979 from the Simon Fraser University in British Columbia. He was employed as an Assistant Manager at a major Canadian financial institution until 1985, when he changed his career focus to real estate development and marketing. In the 1990's Mr. Lui was instrumental in marketing several real estate development projects. Mr. Lui has been a director of a real estate company, a real estate development company and is chief executive officer of a synthetic marble manufacturer in British Columbia, which specializes in building supplies and bath products.

Ms. Tan was born in Malaysia and immigrated to Canada in 1994. Ms. Tan has graduated with a Bachelor of Science in Electrical Engineering in 1984 and a Masters of Business Administration in 1987, both from the University of Wisconsin (Madison). Since that time, Ms. Tan has worked in Tennessee for Nissan Motors Ltd., in Singapore marketing computer networks and in Canada running a printing a company. Ms. Tan is responsible for monitoring the financial matters for the Company.

A graduate of the University of British Columbia in mineral engineering (1975) and law (1978) and holder of a degree in music (1969), Mr. MacDonald, age 48, practiced securities, corporate and resource law in Vancouver, British Columbia until October, 1996. As an associate at Lang Michener Lawrence and Shaw, Toronto and Vancouver, from 1979 to 1985 and as a partner at the Vancouver law firm of Ferguson Gifford from January 1985 to October 1992, Mr. MacDonald was involved in tax-assisted financing and reorganizations in the forestry, oil & gas and mining sectors and has been involved in Canadian national offerings, mining finance funds, various stock exchange and inter-exchange listings, including a Vancouver/Hong Kong inter-listing, resource expropriation compensation claims, partnership reorganizations, resource developments and sales and Canada - United States cross-border transactions. In the United States, Mr. MacDonald has worked in the regulatory securities, corporate and partnership areas. Mr. MacDonald is responsible for overseeing legal and regulatory matters for the Registrant.

Dr. Fu Lin Zhou is not a member of the board of directors of the Registrant but is the principal shareholder of the Registrant and controls 36.20% of the outstanding shares and is an advisor to the Registrant's subsidiaries, Shantou and Industries. Dr. Fu Lin Zhou is an international expert in seismology. As vice-president and professor of civil engineering and earthquake engineering at the South China Construction University (PRC), he is also a member of the International Association of Earthquake Engineering (IAEE) and the International Association of Bridge Structure Engineering (IABSE). Moreover, Dr. Zhou is a Senior Consultant to the China Association of Earthquake Engineering and China Society of Seismic Control of Structure Association respectively. He has published several articles about earthquakes and methods of their control. In 1996, Dr. Zhou was retained by the China Engineering Construction Standardization Association to compile the technical regulations for laminated isolation bearings in the PRC, effectively setting the standard for the country based on the work done by him and utilized by the Registrant. Four-time winner of the National Science and Technology Prize, Dr. Zhou is also a consultant to the United Nations and is involved in international research and design projects in earthquake engineering. Dr. Zhou is the brother of the chairman and member of the board of directors of the Registrant, Mr. William Chow.

All directors were elected at the annual general meeting of the Registrant held December 15, 1999 and have a term of office expiring at the next annual general meeting of the Registrant to be scheduled in June, 2000 unless re-elected or unless a director's office is earlier vacated in accordance with the by-laws of the Registrant or the provisions of the General Corporation Law (Delaware). All officers have a term of office lasting until their removal or replacement by the board of directors.

The business of the Registrant is managed and directed by the members of the board of directors. There is not a single individual who can be said to be the promoter of the Registrant.


Item 6. Executive Compensation


During the nine month period ending September 30, 1999 the Registrant had three executive officers. Boo Jock Chong, who is a director and the president and chief executive officer of the Registrant, Joe Chung, who is a director and vice-president of the Registrant and Gary MacDonald, who is secretary of the Registrant.

The Registrant has entered into two management agreements. The first dated July 1, 1999 is with Boo Jock Chong. The agreement provides for the engagement of Mr. Chong as the president and chief executive officer of the Registrant and the payment of a monthly fee of $3,500 to December 31, 1999, of a monthly fee of $4,000 to June 30, 2000 and thereafter, what was paid in the previous period plus ten percent, adjusted each June 30. Mr. Chong is also provided a car allowance of $150 per month and medical and dental benefits. The agreement provides for the grant of an option to acquire 500,000 shares for US$0.15 per share before June 30, 2003. This option has been granted. The agreement does not provide for a vacation. The agreement automatically renews each June 30 if a party has not given notice of termination. Mr. Chong may engage in other business activities. Mr. Chong joined the Registrant in July, 1999 and became president on August 12, 1999. Mr. Chong was paid $21,900 in the fiscal period ending December 31, 1999.

The second management agreement dated August 26, 1999 is with Mr. Joe Chung. The agreement provides for the engagement of Mr. Chung as vice-president of the China subsidiaries of the Registrant at a monthly fee of $2,500 to December 31, 1999, of $3,000 to June 30, 2000 and increasing by ten percent in each annual period thereafter. The term of the Agreement is to July 31, 2003 and is automatically renewed for another year if neither party gives notice of termination. The agreement provides for the grant of an option to acquire 250,000 shares for US$0.15 per share before June 30, 2003. This option has been granted. The agreement provides for paid two week vacation in Canada with airfare from China. Mr. Chung may not engage in other business activities. Mr. Chung also receives 5,000 RMB per month from, and his accommodation is paid for by, Shantou. Mr. Chung was paid $12,137 in the fiscal period ending December 31, 1998.

Mr. Gary MacDonald entered into an agreement with the Registrant dated July 23, 1999, amended October 20, 1999 engaging Mr. MacDonald in the capacity of regulatory and business consultant in connection with the organization, financing and operation of the business of the Registrant. Mr. MacDonald was appointed secretary of the Registrant on August 12, 1999. The initial remuneration for services was a fee of Cdn$120 per hour plus GST, limited by amendment to a cash payment of Cdn$7,000 in each four week period with any additional fee allocated to a share purchase account with shares to be purchased at $0.40 per share on a private placement basis. On November 10, 1999 granted an option to acquire 50,000 shares for $0.15 per share before December 31, 2003 which may be paid for from the share purchase account. To December 31, 1999 Mr. MacDonald has been paid fees and GST of Cdn$35,400 and had accrued Cdn$20,621.40 in the share purchase account.

No long-term incentive plan awards have been made to the directors and officers for the Registrant's most recently completed financial year or in 1999.

No other cash compensation, including salaries, fees, commissions, and bonuses, was paid or is to be paid to the directors and officers of the Registrant for services rendered for the financial year ended December 31, 1998 or in the period ending December 15, 1999, nor was any remuneration paid to the Registrant's directors in their capacity as such.

No profit sharing, pension or retirement benefit plans have been instituted by the Registrant and none are proposed at this time. There are no arrangements for payments on termination of any member of management in the event of a change of control.

By an agreement dated August 16, 1999 Ms. Phaik Sim Tan, a director and treasurer of the Registrant, purchased 175,000 shares of the Registrant for $0.40 per share and was granted 175,000 share purchase warrants, each warrant entitling the holder to acquire a share for $0.40 per share before August 16, 2000. Also, by an agreement dated August 16, 1999 Puan Sri Chang Nga purchased 125,000 shares of the Registrant for $0.40 per share and was granted 125,000 share purchase warrants, each warrant entitling the holder to acquire a share for $0.40 per share before August 16, 2000. Mrs. Nga is the mother of Ms. Tan, treasurer and a member of the board of directors.

No member of the board of directors or senior officer exercised an option to purchase shares of the Registrant in the fiscal year ended December 31, 1998 or in the period ending December 15, 1999.

The following options held by former directors were cancelled and the following options were granted to members of the board of directors and senior officers:

Name                      Exercise Price     No. of Options    Expiry Date

Boo Jock Chong                 0.15             500,000        June 30,2003
Joe Chung                      0.10             436,000        Aug. 16, 1999 (1)
                               0.15             250,000        June 30, 2003
William Chow                   0.10             438,000        Aug. 16, 1999 (1)
                               0.15              80,000        Dec. 31, 2003
Rick Lui                       0.10             500,000        Aug. 16, 1999 (1)
                               0.15              80,000        Dec. 31, 2003
Fu Lin Zhou                    0.10             442,000        Aug. 16, 1999 (1)
                               0.15              80,000        Dec. 31, 2003
Shi Kit Cheung                 0.10             750,000        June 8, 1999 (2)
Wilson Tam                     0.10             550,000        June 5, 1999 (2)
Cecilia Yee                    0.10             750,000        June 30, 1999 (2)
Phaik Sim Tan                  0.15              80,000        Dec. 31, 2003
Gary MacDonald                 0.15              50,000        Dec. 31, 2003

Notes:
(1) Cancelled by agreements dated August 16, 1999.
(2) Cancelled by passage of time after resignation from board of directors.

An option to acquire 30,000 shares for $0.15 per share was granted on October 25,1999 to Dr. Miles Price, the consultant for the Registrant in the Republic of Mexico. This option was exercised in November, 1999.

An option to acquire 25,000 shares for $0.15 per share before December 31, 2003 was granted on December 15, 1999 to Ms. Kim Suksun, a consultant for the Registrant in Japan and Korea.

For further details regarding Mr. MacDonald, Item 6 "Executive Compensation".

Item 7. Certain Relationships and Related Transactions

None of the directors or officers of the Registrant nor any person who beneficially owns, directly or indirectly, shares carrying more than ten percent of outstanding shares of the Registrant, has any material interest, direct or indirect, in any transaction since the commencement of the Registrant's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Registrant, or any subsidiaries, except as follows:

(a) by an agreement dated August 25, 1998 Shantou retained Dr. Fu Lin Zhou as an adviser and agreed to pay to Dr. Zhou a royalty of five percent of gross sales of Bearings in the PRC. Dr. Zhou granted to Shantou a right of first refusal to purchase the royalty. Shantou and Industries incurred royalty expenses to Dr. Zhou in the eight month period ended August 31, 1999 of $92,806 of which $61,836 was unpaid at August 31, 1999.

(b) by an agreement dated January 1, 1999 Industries retained Dr. Fu Lin Zhou as an adviser and agreed to pay to Dr. Zhou a royalty of five percent of gross sales of Bearings by Industries outside the PRC. Dr. Zhou granted to Shantou a right of first refusal to purchase the royalty. Shantou and Industries incurred royalty expenses to Dr. Zhou in the eight month period ended August 31, 1999 of $92,806 of which $61,836 was unpaid at August 31, 1999.

(c) Boo Jock Chong entered into a management agreement dated July 1, 1999 with the Registrant as described in Item 6;

(d) Joe Chung entered into a management agreement dated August 26, 1999 with the Registrant as described in Item 6;

(e) Gary MacDonald entered into the engagement agreement dated July 23, 1999, amended October 20, 1999 as described in Item 6;

(f) various share purchase options were granted to members of the board of directors and a senior officer as described in Item 6;

(g) the Registrant entered into an agreement dated January 1, 1999 under which the Registrant provides management services to Industries for a fee of ten percent of the difference between (a) the gross sales of Bearings and (b) the Royalty any cost of insurance, shipping, freight or installation paid by Industries in connection with the sale of the Bearings;

(h) by an agreement dated January 1, 1999 Shantou agreed to supply to Industries from time to time Bearings at the cost of production of Shantou and any value added tax levied in the PRC;

(i) by an agreement dated December 15, 1999 Industries agreed to supply to Enterprises from time to time Bearings at the cost of production of Shantou and any value added tax levied in the PRC;

(j) by an agreement dated August 16, 1999 Ms. Phaik Sim Tan, a director and treasurer of the Registrant, purchased 175,000 shares of the Registrant for $0.40 per share and was granted 175,000 share purchase warrants, each warrant entitling the holder to acquire a share for $0.40 per share before August 16, 2000. Also, by an agreement dated August 16, 1999 Puan Sri Chang Nga purchased 125,000 shares of the Registrant for $0.40 per share and was granted 125,000 share purchase warrants, each warrant entitling the holder to acquire a share for $0.40 per share before August 16, 2000. Mrs. Nga is the mother of Ms. Tan, treasurer and a member of the board of directors.

Item 8. Description of Securities


The authorized capital of the Company consists of 40,000,000 shares of $0.00001 par value per share. There are 5,723,000 shares outstanding (undiluted).

By an agreement dated October 3, 1997 the registrar and transfer agent of the Registrant's shares is Interwest Transfer Co., Inc., 1918 East 4800 Street, Suite 100, Salt Lake City, Utah 84117 (Tel: 801-272-9294, Fax: 801-277-3147,
Email: stacie@interwesttc.com), CUSIP No: 925591 10 9.


All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the shares could, if they chose to do so, elect all of the members of the board of directors of the Registrant.

Upon liquidation, dissolution or winding up of the Registrant, the assets of the Registrant, after the payment of liabilities, will be distributed pro rata to the holders of the shares. The holders of the shares do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Registrant to redeem or purchase their shares. The shares currently outstanding are fully paid and non-assessable.

Holders of shares are entitled to participate equally in dividends when, as and if declared by the board of directors, out of funds legally available therefore. No dividend has been paid on the shares since inception, and none is contemplated in the foreseeable future.

Shareholders of the Registrant have no preemptive rights to acquire additional shares or other securities. The shares are not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares, when issued, will be fully paid and non-assessable.

The Registrant's shares became quoted through the facilities of the Over-the-Counter Bulletin Board, United States under the symbol "VBTH" on April 15, 1998 but no market in the shares of the Registrant has been established. There is no assurance that a public market will ever develop.

In general, under Reg. 144, an affiliate of the Registrant (officers, directors, and owners of more than ten percent of the outstanding shares are affiliates of the Registrant) may sell in ordinary market transactions through a broker or with a market maker, within any three month period, a number of shares which does not exceed the greater of one percent of the number of outstanding shares or the average of the weekly trading volume of the shares during the four calendar weeks before such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares have been held for more than two years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Registrant's shares.

Item 9. Market Price of, and Dividends on, the Registrant's Common Equity

The Registrant's shares became quoted through the facilities of the Over-the-Counter Bulletin Board, United States under the symbol "VBTH" on April 15, 1998 but no market in the shares of the Registrant has been established. There is no assurance that a public market will develop.

No dividends have been declared on the shares of the Registrant and the Registrant does not anticipate declaring any dividends. The shares and business of the Registrant are speculative in nature and there is no assurance of a return on investment. See Item 1H "Description of Business - Risk Factors".

OTC BB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.


Item 10. Legal Proceedings

The Registrant is a defendant in a law suit brought by Cecelia Yee, a former director and officer, claiming about Cdn$40,000 for alleged wages and office rent. The Registrant is defending the action and does not believe Ms. Yee will be successful.


Item 11. Changes in, and Disagreements with, Accountants.

Telford Sadovnick, P.L.L.C., Bellingham, Washington became the auditors of the Registrant on August 12, 1999. Before that the auditor was Mr. Keith Margetson, C.A., Sechelt, British Columbia.

The change was effected on the assumption by Mr. Jock Chong of the office of president and the determination that the current auditor was not qualified to satisfy the requirement of the Registrant that financial statements be prepared in accordance with United States generally accepted accounting principles. The change did not arise from any disagreement on any accounting matter.


Item 12. Recent Sales of Unregistered Securities

The Registrant has issued the following number of shares for the following prices:

Date        Number of Shares Issued       Allotment Price         Exemptions

June/97           2,000,000 (3)               0.0001              Section 3
Nov/97              255,000                   0.10                Reg D, 504
Nov/97            1,200,000                   Cdn$0.457           Reg.D, 504
Aug 25/98         2,000,000                   0.0001              Reg D, 504
Aug 25/98           200,000                   0.0001              Reg D, 504
Jan/99              168,000                   0.50                Reg D, 504
Aug 12/99           175,000                   0.40                Reg D, 504 (1)
Aug 12/99           125,000                   0.40                Reg D, 504 (2)
Oct 25/99            30,000                   0.15                Reg D, 504
Nov 3/99             70,000                   0.40                Reg D, 504

Notes:

(1) Includes a Class 1 warrant to purchase 175,000 shares for 0.40 per share before August 16, 2000.
(2) Includes a Class 1 warrant to purchase 125,000 shares for 0.40 per share before August 16, 2000.
(3) Does not reflect return to treasury of 400,000 shares that were issued for no consideration.

The grant of various options is noted in Item 6.


Item 13. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides the Registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suits or proceedings if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The by-laws of the Registrant reflect this provision.

Item 14. Financial Statements

In this Item are included:


(a) consent of auditors dated December 29, 1999 (b) report of auditors dated October 10, 1999
(b) Audited Consolidated Balance Sheet as of December 31, 1998 and 1997
(c) Audited Consolidated Statements of Loss and Comprehensive Loss for the years ended 1998 and 1997
(d) Audited Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1998 and 1997
(e) Audited Consolidated Statements of Cash Flow for the years ended December 31, 1998 and 1997
(f) Notes to the Consolidated Financial Statements
(g) consent of accountants dated February 2, 2000
(h) compilation report of accountants dated February 2, 2000
(i) Unaudited Consolidated Interim Balance Sheets as of September 30, 1999 and 1998
(j) Unaudited Consolidated Interim Statements of Income and Comprehensive Income for the nine month periods ended September 30, 1999 and 1998
(k) Unaudited Consolidated Interim Statements of Changes in Stockholders' Equity for the for the nine month periods ended September 30, 1999 and 1998
(l) Unaudited Consolidated Interim Statements of Cash Flows for the nine month periods ended September 30, 1999 and 1998
(m) Notes to the Consolidated Interim Financial Statements


(n) Consent of Auditors

We hereby consent to the use in this registration statement on Form 10-SB of our independent auditors' report dated October 10, 1999 relating to the consolidated financial statements of Vibro-Tech Industries, Inc. as of December 31, 1998 and 1997 containing the consolidated balance sheets as of December 31, 1998 and 1997, and the related consolidated statements of loss and comprehensive loss, changes in stockholders' equity for the years ended December 31, 1998 and 1997, statements of cash flows for the years ended December 31, 1998 and 1997 and the notes to the consolidated financial statements which appear in such registration statement.

/s/ Telford Sadovnick, P.L.L.C.
Bellingham, Washington  98225

December 30, 1999

(o) Consent of Accountants


We hereby consent to the use in this registration statement on Form 10-SB of our accountant's compilation report dated February 2, 2000 relating to the consolidated interim financial statements of Vibro-Tech Industries, Inc. as of September 30, 1999 and 1998 containing the consolidated interim balance sheets as of September 30, 1999 and 1998, and the consolidated interim statements of income and comprehensive income for the nine month period ended September 30, 1999 and 1998, of changes in stockholders' equity for the nine month period ended september 30, 1999 and 1998, of statements of cash flows for the nine month period ended September 30, 1999 and 1998 and the notes to the consolidated interim financial statements which appear in such registration statement.


/s/ Telford Sadovnick, P.L.L.C.
Bellingham, Washington  98225


February 2, 2000

================================================================================
VIBRO-TECH INDUSTRIES, INC.

Consolidated Financial Statements
================================================================================

December 31, 1998 and 1997
--------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Vibro-Tech Industries, Inc.


We have audited the accompanying consolidated balance sheets of Vibro-Tech Industries, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of loss and comprehensive loss, changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were appointed auditors after the year end and were unable to verify the inventory. In addition, the Company did not make a count of its physical inventory as at December 31, 1998. The Company's records do not permit the application of other auditing procedures to inventories and we were unable to satisfy ourselves as to the fairness of the inventory by other means. Since opening and closing inventories enter into the determination of the results of operations and cash flows, we were unable to determine whether adjustments to cost of sales, net (loss) income for the years, opening and closing deficits and cash provided from operations may be necessary for the years ended December 31, 1998 and 1997.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to verify the inventory, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vibro-Tech Industries, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



CERTIFIED PUBLIC ACCOUNTANTS




/s/ Telford Sadovnick, P.L.L.C.
Bellingham, Washington
October 10, 1999

================================================================================
VIBRO-TECH INDUSTRIES, INC.

Consolidated Balance Sheets
================================================================================

As of December 31,                                        1998           1997
--------------------------------------------------------------------------------

Assets

Current

Cash and short-term deposits                            $ 105,180     $  33,175
Accounts receivable                                       236,830       115,314
Inventory                                                 112,402       196,149
Prepaid expenses                                           18,011        24,131
Loan receivable                                            26,530          --
Deferred Income Taxes                                      13,627          --
--------------------------------------------------------------------------------

Total Current Assets                                      512,580       368,769
Fixed Assets                                              396,748       314,558
--------------------------------------------------------------------------------

Total Assets                                            $ 909,328     $ 683,327
================================================================================

Liabilities

Current

Accounts payable and accrued liabilities                $ 251,500     $  63,992
Loans payable                                             118,880       115,848
--------------------------------------------------------------------------------

Total Current Liabilities                                 370,380       179,840
--------------------------------------------------------------------------------

Non-Controlling Interest                                  299,824       273,736
--------------------------------------------------------------------------------

Commitments and Contingencies

Stockholders' Equity

Common stock, $0.0001 par value;
40,000,000 shares authorized
(1998: 5,255,000 shares issued and outstanding)
(1997: 3,055,000 shares issued and outstanding)               526           306
Additional paid-in capital                                415,256       415,256
Proceeds for shares to be issued                           54,000          --
Accumulated Deficit                                      (261,410)     (201,288)
Accumulated other comprehensive income                     30,752        15,477
--------------------------------------------------------------------------------

Total Stockholders' Equity                                239,124       229,751
--------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity              $ 909,328     $ 683,327
================================================================================


see accompanying notes to consolidated financial statements


=========================================================================================
VIBRO-TECH INDUSTRIES, INC.

Consolidated Statements of Loss and Comprehensive Loss
=========================================================================================

For the years ended December 31,                                    1998          1997
-----------------------------------------------------------------------------------------

Revenues

Sales                                                            $  853,192    $1,052,081
Cost of sales                                                       476,026       512,226
-----------------------------------------------------------------------------------------

Gross Margin                                                        377,166       539,855
-----------------------------------------------------------------------------------------


Expenses

Selling                                                             113,592        86,224
General and administrative                                          337,830       328,548
-----------------------------------------------------------------------------------------

                                                                    451,422       414,772
-----------------------------------------------------------------------------------------

(Loss) Income before Income Taxes and Non-controlling Interest      (74,256)      125,083
Deferred Income Taxes                                                13,654          --
-----------------------------------------------------------------------------------------

(Loss) Income before Non-controlling Interest                       (60,602)      125,083

Non-controlling Interest                                               (480)      110,900
-----------------------------------------------------------------------------------------

Net (loss) income for the year                                      (60,122)       14,183

Other Comprehensive income
          Unrealized gain on foreign currency translation            15,275        15,477
=========================================================================================

Comprehensive (loss) income for the year                         $  (44,847)   $   29,660
=========================================================================================

Primary and diluted (loss) income per share                      $    (0.02)   $     0.01
=========================================================================================


see accompanying notes to consolidated financial statements

                                       62


======================================================================================
VIBRO-TECH INDUSTRIES, INC.

Consolidated Statements of Cash Flows
======================================================================================

For the years ended December 31,                                   1998        1997
--------------------------------------------------------------------------------------


Operating Activities

Net (loss) income for the year                                  $ (60,122)   $  14,183
Items not affecting cash
   Amortization                                                    46,698       32,780
   Deferred Income Taxes                                          (13,654)        --
   Non-Controlling Interest                                          (480)     110,900
--------------------------------------------------------------------------------------
                                                                  (27,558)     157,863

Net Changes in non-cash balances related to operations            154,671     (284,361)
--------------------------------------------------------------------------------------

Net cash from (used in) operating activities                      127,113     (126,498)
--------------------------------------------------------------------------------------

Financing Activities

Increase in loans payable                                           3,032      115,848
Increase in loan receivable                                       (26,530)        --
Common shares issued for cash                                        --         55,324
Proceeds for shares to be issued                                   54,000         --
Proceeds from non-controlling shareholders of subsidiaries         43,416         --
--------------------------------------------------------------------------------------

Net cash provided by financing activities                          73,918      171,172
--------------------------------------------------------------------------------------

Investing Activities

Purchase of equipment                                            (129,026)     (52,437)
--------------------------------------------------------------------------------------

Net cash used in investing activities                            (129,026)     (52,437)
--------------------------------------------------------------------------------------

Net increase (decrease) in cash                                    72,005       (7,763)

Cash position - Beginning of year                                  33,175       40,938
--------------------------------------------------------------------------------------

Cash position - End of year                                     $ 105,180    $  33,175
======================================================================================

No income taxes or interest, other than interest accrued on directors' loans totaling $1,837, have been paid in either 1998 or 1997.


see accompanying notes to consolidated financial statements.

                                       63

==================================================================================================================
VIBRO-TECH INDUSTRIES, INC.

Consolidated Statements of Changes in Stockholders' Equity
==================================================================================================================

For the years ended December 31, 1998 and 1997
------------------------------------------------------------------------------------------------------------------

                                                                                           Accumulated
                                                  Additional   Common Stock                  Other          Total
                             Common Stock           Paid-in     Subscribed   Accumulated  Comprehensive  Stockholders'
                         Shares        Amount       Capital    but Unissued    Deficit       Income         Equity
                        ------------------------------------------------------------------------------------------
Balance at inception
June 2, 1997                 --      $     --      $     --     $     --     $ (215,471)   $     --     $ (215,471)

Common stock
Issued for services     1,600,000           160                                                                160

Common stock issued
for cash at $0.10
per share                 255,000            26        25,474                                               25,500

Common stock issued
for acquisition         1,200,000           120       389,782                                              389,902

Net income during
the year
                                                                                 14,183                     14,183
Unrealized gain on
foreign currency
translation                                                                                    15,477       15,477
------------------------------------------------------------------------------------------------------------------

Balance at
December 31, 1997       3,055,000           306       415,256         --       (201,288)       15,477      229,751

Common stock issued
for technology          2,000,000           200                                                                200

Common stock issued
for services              200,000            20                                                                 20

Proceeds for shares
to be issued                                                        54,000                                  54,000


Net loss during the
year                                                                            (60,122)                   (60,122)

Unrealized gain on
foreign currency
translation                                                                                    15,275       15,275
------------------------------------------------------------------------------------------------------------------

Balance at
December 31, 1998       5,255,000    $      526    $  415,256   $   54,000   $ (261,410)   $   30,752   $  239,124
==================================================================================================================


see accompanying notes to consolidated financial statements.

                                       64

================================================================================
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Financial Statements
================================================================================

For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 1 - NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION
The Company was incorporated under the laws of the State of Delaware on June 2, 1997 as Pacific Quilt Design, Inc. On November 6, 1997 the Company was acquired by the shareholders of Vi-Tech Holdings Ltd. in a share exchange and changed its name to Vibro-Tech Industries, Inc.
The Company's business consists of the manufacture and sale of rubber bearings as anti-seismic devices to protect structures from earthquake damage. Manufacturing facilities are located in China and sales are made within China, with export sales to Japan and Russia.
The financial statements are consolidated using the pooling-of-interests method and include Vi-Tech Holdings Ltd., owned 100%, Cansun Pacific International Investments Corp. ("Cansun") owned 60%; Shantou Vibro-Tech Industrial Development Co., Ltd.("Shantou"), owned as to 60% by Cansun; Vibro-Tech Industries Limited, owned 100% by Shantou; and Vibro-Tech Holdings Limited, owned 100%. All material inter-corporate transactions have been eliminated.
On December 27, 1995 the Shantou Commission for Foreign Economic Relations and Trade, a Chinese government agency, approved the formation of Shantou to be owned as to 80% by Cansun and 20% by Nandou Construction Development Company of the Shantou Special Economic Zone. By agreement between the shareholders in 1997, it was agreed to change the shareholdings of Shantou to 60% by Cansun, 25% by Nandou and 15% by the general manager. Although this change has not been formally recognized by the Chinese authorities and the shareholdings of Shantou have not been altered, the financial statements have been prepared as though Cansun only owns 60% of Shantou.
The total approved investment is 12 million RMB (approximately US$1,447,000) and the registered capital is 8.4 million RMB (approximately US$1,013,000). The Company's portion is 5.04 million RMB (approximately US$608,000). As at December 31, 1998 the Company had invested US$413,762 towards its share of the registered capital. The balance of US$195,000 was paid in July,1999. The minority shareholders had also fully paid their share (40%) of the registered capital as of July,1999 such that the required capital as required by the Shantou Commission is fully paid.
The approval granted by the Shantou Commission for Foreign Economic Relations and Trade is for a period of twelve years from December 27, 1995. This approval also permits Shantou to have a reduced income tax rate of no corporate income taxes payable during the first two years of profitable operations and one-half the regular corporate rate (normal corporate rate is 15%) for the next three years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)   Accounting Principles and Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results may differ from those estimates.

================================================================================
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Financial Statements
================================================================================

For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
b)   Translation of Foreign Currencies
Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the period. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the period in which they occur.

c)   Financial Instruments and Financial Risk

i)   Fair value of financial instruments

The Company's financial instruments consist of cash, accounts receivable, loan receivable and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

ii)  Credit Risk

     Financial instruments which potentially subject the Company to credit risk are accounts receivable. Sales of the Company's products in China have individual credit evaluation as appropriate and allowances are provided for estimated credit losses. Sales outside of China are only made upon receipt of letters of credit. Significant cash balances maintained at banks in China are used primarily to finance the China operations.

d)   Cash and Short-term Deposits

Cash and short-term deposits include government treasury bills and bankers' acceptances with maturities no longer than 90 days, together with accrued interest.

e)   Inventory

Inventory includes raw materials, work in progress and finished goods. Inventory is valued at the lower of cost and market value using the first-in, first-out method of accounting.

f)   Amortization

Fixed assets are amortized using the straight-line basis over the estimated useful lives of the assets, after providing for residual values, as follows:

         Plant and machinery                6 to 10 years
         Office equipment and furniture     6 to 10 years
         Automobiles                        6 to 10 years
         Leasehold improvements             5 years

Only one-half year's amortization is recorded in the year of acquisition.

================================================================================
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Financial Statements
================================================================================

For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)   Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactments of changes in the tax laws or rates are considered.

NOTE 3 - INVENTORY

Inventory comprises the following:

                           1998       1997
                           ----       ----

       Raw material      $ 27,059   $ 35,604
       Work in process     16,767     23,592
       Finished goods      68,576    136,953
                         --------   --------

                         $112,402   $196,149
                         ========   ========


NOTE 4 - FIXED ASSETS

Fixed assets comprise the following:


                                                Accumulated    Total
                                         Cost   Amortization   1998       1997
                                         ----   ------------   ----       ----


       Plant and machinery             $331,094   $ 47,996   $283,098   $184,997
       Office equipment and furniture    33,265      8,779     24,486     20,588
       Automobiles                       35,558      5,017     30,541     33,850
       Leasehold Improvements            83,639     25,016     58,623     75,123
                                       --------   --------   --------   --------

                                       $483,556   $ 86,808   $396,748   $314,558
                                       ========   ========   ========   ========



NOTE 5 - LOANS PAYABLE

Loans payable comprise the following:
1997
       Nandou Construction Development Company
          280,000 RMB (1997 - 280,000 RMB) -
          unsecured, non-interest bearing with
          no set repayment terms                     $  33,784        $  33,784

       Nandou Construction Development Company
          140,000 RMB (1997 - 560,000 RMB) -
          unsecured, non-interest bearing with
          no set terms of repayment                     16,884           67,592

================================================================================
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Financial Statements
================================================================================

For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 5 - LOANS PAYABLE (continued)

Prof. Zhou
       120,000 RMB (1997 - 120,000 RMB) -
       unsecured,  non-interest beaing,
       with no set terms of repayment                   14,472           14,472

Loans from various Directors and former Directors
       A total of $84,000 Cdn - unsecured,
       interest of 10.25%, due September 9,1999         53,740             --
                                                     ---------        ---------

                                                     $ 118,880        $ 115,848
                                                     =========        =========


NOTE 6 - COMMON STOCK

a)   Common Stock

During 1998, the Company acquired a patent and three applications for patents from a shareholder in consideration of:

          2,000,000 Common shares issued in August,1998
          1,000,000 Common shares to be issued September 1, 1999
          1,000,000 Common shares to be issued September 1, 2000
          1,000,000 Common shares to be issued September 1, 2001

     By an agreement dated September 3, 1999, the obligation of the Company to issue the three million shares in 1999, 2000 and 2001 was cancelled and voided. The value of these patents and patent applications have been recorded at the par value of the share, which management considers to be fair value.

During 1998, the Company issued 200,000 common shares to a director in lieu of payment of salary. The value of the services has been recorded at the par value of the stock, which management considers to be fair value.

b)   Stock Options

     As at December 31, 1998 the Company had outstanding stock options aggregating 3,866,000 entitling the holders to purchase one common share per stock option at $0.10 per share until October 15, 2008. Of these options, 2,050,000 expired by June 30, 1999 due to the resignation of three directors. The remaining 1,816,000 stock options were cancelled by agreement with the holders on August 16, 1999.

NOTE 7 - INCOME (LOSS) PER SHARE

Net income (loss) per common share is computed based on the weighted-average number of common shares and common share equivalents outstanding. There were no dilutive securities outstanding for the periods presented. No differences existed between primary and diluted loss per share for the periods presented.

The weighted-average number of shares outstanding after giving retroactive effect to share transactions are 3,755,000 for the 1998 fiscal year and 3,055,000 for the 1997 fiscal year.

================================================================================
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Financial Statements
================================================================================

For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 8 - RELATED PARTY TRANSACTIONS

During the years the Company incurred royalty expenses to the principal shareholder in the amount of $50,812 (1997 - $54,787). Included in accounts payable are unpaid royalties of $18,357 (1997 - $6,686).

The Company accrued interest on directors' loans of $1,837 (1997 - nil)

The Company paid management fees of $12,137 (1997 - nil) to a director.

Loan receivable is from an employee, without interest, unsecured and due November,1999.

NOTE 9 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use only two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

As at December 31, 1998 the Company had commitments for rental of factory and office space. The minimum payments for the next five years are:

          1999                        $57,000
          2000                         57,000
          2001                         19,900
          2002                            Nil
          2003                            Nil

Contingency

Subsequent to December 31, 1998 a former director and officer sued the Company for unpaid remuneration and accrued interest on a loan. Management believes that this action is without merit and will not be successful.

================================================================================
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Financial Statements
================================================================================

For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 11 - NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

                                                     1998         1997
                                                     ----         ----

       Accounts receivable                        $(121,516)   $(107,337)
       Inventory                                     83,747      (66,127)
       Prepaid expenses                               6,120       (5,435)
       Accounts payable and accrued liabilities     186,320     (105,462)
                                                  ---------    ---------
                                                  $ 154,671    $(284,361)
                                                  =========    =========


NOTE 12 - SUBSEQUENT EVENTS

The following material events have occurred subsequent to the year-end:
The Company issued 168,000 common shares for $0.50 per share in January 1999. $54,000 of the proceeds was received prior to December 31, 1998.
The Company entered into an agreement, dated June 8, 1999, with a Minority Shareholder of Shantou to acquire his 15% interest of Shantou in exchange for 300,000 shares of the Company. The value of this minority interest was agreed at $150,000. The exchange is subject to the approval of the Shantou Commission for Foreign Economic Relations and Trade.
c) The Company entered into a management agreement, effective July 1, 1999, with its chief executive officer for remuneration of $3,500 per month until December 1999, $4,000 per month to June 30, 2000 then increasing by ten percent in each annual period thereafter. The agreement automatically renews each June 30 if neither party has given notice of termination. The agreement also provides for an option to purchase 500,000 shares up to June 30, 2003 at $0.15 per share.
d) The Company entered into a management agreement with its executive vice-president of the China subsidiaries for remuneration of $2,500 per month until July 31, 2000, increasing by ten percent in each annual period thereafter. The term of the agreement is until July 31, 2003 and is automatically renewed if neither party gives notice. The agreement also provides for an option of 250,000 shares up to June 30, 2003 at $0.15 per share.
e) The Company sold 300,000 units, comprising of one common share for $0.40 per share and a share purchase warrant to purchase, before August 16, 2000, one common share for $0.40 per share, for total proceeds of $120,000.
The Company settled a lawsuit with its former chief executive officer and director calling for the payment to the Company of $25,000, forgiveness of all amounts owing by the Company and the return of 400,000 shares to treasury. Since this transaction of returning the shares affects the Company's permanent capital, the financial statements have been prepared giving retroactive effect to the transaction. The 400,000 shares issued in the 1997 fiscal year and cancelled subsequent to the 1998 fiscal year are not shown as issued.
The Company settled a lawsuit with a former director for the repayment of a loan payable, accrued interest and costs of $1,000.

On June 15,1999 the Company and Guangzhou Subway commodities Ltd. signed a letter of intent to develop and sell rubber bearings in southern China.

ACCOUNTANTS' COMPILATION REPORT



We have compiled the accompanying consolidated interim balance sheets of Vibro-Tech Industries, Inc. as at September 30, 1999 and 1998 and the related consolidated interim statements of income and comprehensive income, changes in stockholders' equity and cash flows for the interim nine months then ended, in accordance with Statements on Standards for Accounting and Review services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.







CERTIFIED PUBLIC ACCOUNTANTS


/s/ Telford Sadovnick, P.L.L.C.

Bellingham, Washington
February 2, 2000

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Consolidated Interim Balance Sheets
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

As of September 30,                                      1999           1998
--------------------------------------------------------------------------------

Assets

Current

Cash and short-term deposits                         $   371,608    $    60,110
Accounts receivable                                      509,495        126,895
Inventory                                                292,064        122,853
Prepaid expenses                                          16,778           --
Loan receivable                                           26,716         26,576
--------------------------------------------------------------------------------

Total Current Assets                                   1,216,661        336,434

Fixed Assets                                             438,552        380,016
--------------------------------------------------------------------------------
Total Assets                                         $ 1,655,213    $   716,450
================================================================================

Liabilities

Current

Accounts payable and accrued liabilities             $   375,215    $   228,964
Income taxes payable                                      12,684           --
Loans payable                                            100,978         65,180
--------------------------------------------------------------------------------

Total Current Liabilities                                488,877        294,144
--------------------------------------------------------------------------------

Non-Controlling Interest                                 641,456        241,193
--------------------------------------------------------------------------------

Commitments and Contingencies

Stockholders' Equity

Common stock, $0.0001 par value;
40,000,000 shares authorized
(1999: 5,723,000 shares issued and outstanding)
(1998: 5,055,000 shares issued and outstanding)              573            506
Additional paid-in capital                               619,209        415,256
Accumulated Deficit                                     (111,239)      (249,105)
Accumulated other comprehensive income                    16,337         14,456
--------------------------------------------------------------------------------

Total Stockholders' Equity                               524,880        181,113
--------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity           $ 1,655,213    $   716,450
================================================================================

      see accompanying notes to consolidated interim financial statements.

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Consolidated Interim Statements of Income and Comprehensive Income
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30,                  1999           1998
--------------------------------------------------------------------------------

Revenues

Sales                                                $ 1,854,924    $   548,569
Cost of sales                                            698,089        340,880
--------------------------------------------------------------------------------

Gross Margin                                           1,156,835        207,689
--------------------------------------------------------------------------------


Expenses

Selling                                                  139,589         79,981
General and administrative                               512,757        229,236
--------------------------------------------------------------------------------

                                                         652,346        309,217
--------------------------------------------------------------------------------

Income (Loss)  before Income Taxes
 and Non-Controlling Interest                           (101,528)       504,489
Income Taxes                                                --           26,334
--------------------------------------------------------------------------------

Income (Loss) before Non-Controlling Interest            478,155       (101,528)

Non-Controlling Interest                                  53,711       (327,984)
--------------------------------------------------------------------------------


Net income (loss) for the period                         150,171        (47,817)

Other Comprehensive Income
     Unrealized loss on foreign
       currency translation                               (1,021)       (14,415)
================================================================================

Comprehensive income (loss) for the period           $   (48,838)   $   135,756
================================================================================

Earnings (loss) per share
      Primary                                        $      0.03    $     (0.01)
      Fully Diluted                                  $      0.03    $     (0.01)
================================================================================


      see accompanying notes to consolidated interim financial statements.

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Consolidated Interim Statements of Cash Flows
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30,                    1999          1998
--------------------------------------------------------------------------------

Operating Activities
Net (loss) income for the period                        $ 150,171     $ (47,817)
Items not affecting cash
   Amortization                                            55,366        30,610
   Non-Controlling Interest                               327,984       (53,711)
--------------------------------------------------------------------------------
                                                          533,521       (70,918)

Net changes in non-cash balances
 related to operations                                   (303,423)      250,818
--------------------------------------------------------------------------------

Net cash from operating activities                        230,098       179,900
--------------------------------------------------------------------------------

Financing Activities

Increase in loans receivable                               (3,189)      (26,576)
Repayment of loans payable                                (17,902)      (50,668)
Common shares issued for cash                             150,000          --
Proceeds from non-controlling
  shareholders of subsidiaries                               --          21,168
--------------------------------------------------------------------------------

Net cash provided (used) by financing activities          128,909       (56,076)

--------------------------------------------------------------------------------

Investing Activities

Purchase of equipment                                     (92,579)      (96,889)
--------------------------------------------------------------------------------

Net cash used in investing activities                     (92,579)      (96,889)
--------------------------------------------------------------------------------

Net increase in cash                                      266,428        26,935

Cash position - Beginning of period                       105,180        33,175
--------------------------------------------------------------------------------

Cash position - End of period                           $ 371,608     $  60,110
================================================================================

No income taxes or interest, other than interest accrued on directors' loans totaling $3,379, have been paid in either interim period.

      see accompanying notes to consolidated interim financial statements.



-----------------------------------------------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Consolidated Interim Statements of Changes in Stockholders' Equity
(Unaudited - See Accountants' Compilation Report)
-----------------------------------------------------------------------------------------------------------------------

For the Nine Months Ended September 30, 1999 and 1998


----------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Accumulated
                                                               Additional  Subscribed                     Other
                                        Common Stock            Paid-in        but       Accumulated  Comprehensive  Stockholders'
                                       #          Amount        Capital     Unissued      Deficit        Income         Equity
                                  ------------------------------------------------------------------------------------------------

Balance at
  December 31, 1997                3,055,000    $      306    $  415,256   $     --      $ (201,288)   $   15,477   $  229,751

Common stock
issued for technology              2,000,000           200                                                                 200

Net  loss for  the                                                                          (47,817)                   (47,817)
period

Unrealized loss on
   foreign currency translation                                                                            (1,021)      (1,021)

----------------------------------------------------------------------------------------------------------------------------------

Balance at
  September 30, 1998               5,055,000    $      506    $  415,256   $     --      $ (249,105)   $   14,456   $  181,113
----------------------------------------------------------------------------------------------------------------------------------

Balance at
   December 31, 1998               5,255,000    $      526    $  415,256   $   54,000    $ (261,410)   $   30,752   $  239,124

Common stock issued
for cash at $0.50
per  share                           168,000            17        83,983      (54,000)                                  30,000

Common stock issued
for cash at $0.40
per  share                           300,000            30       119,970                                               120,000

Net income for  the
   period                                                                                   150,171                    150,171

Unrealized gain on
   foreign currency                                                                                       (14,415)     (14,415)

-----------------------------------------------------------------------------------------------------------------------------------

Balance at
 September 30, 1999                5,723,000    $      573    $  619,209   $     --      $ (111,239)   $   16,337   $  524,880
-----------------------------------------------------------------------------------------------------------------------------------




                       see accompanying notes to consolidated interim financial statements.

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION

The Company was incorporated under the laws of the State of Delaware on June 2, 1997 as Pacific Quilt Design, Inc. On November 6, 1997 the Company was acquired by the shareholders of Vi-Tech Holdings Ltd. in a share exchange and changed its name to Vibro-Tech Industries, Inc.

The Company's business consists of the manufacture and sale of rubber bearings as anti-seismic devices to protect structures from earthquake damage. Manufacturing facilities are located in China and sales are made within China, with export sales to Japan and Russia.

The interim financial statements are consolidated using the pooling-of-interests method and includes Vi-Tech Holdings Ltd., owned 100%, Cansun Pacific International Investments Corp. ("Cansun") owned 60%; Shantou Vibro-Tech Industrial Development Co., Ltd.("Shantou"), owned as to 60% by Cansun; Vibro-Tech Industries Limited, owned 100% by Shantou; and Vibro-Tech Holdings Limited, owned 100%. All material inter-corporate transactions have been eliminated.

On December 27, 1995 the Shantou Commission for Foreign Economic Relations and Trade, a Chinese government agency, approved the formation of Shantou to be owned as to 80% by Cansun and 20% by Nandou Construction Development Company of the Shantou Special Economic Zone. By agreement between the shareholders in 1997, it was agreed to change the shareholdings of Shantou to 60% by Cansun, 25% by Nandou and 15% by the general manager. Although this change has not been formally recognized by the Chinese authorities and the shareholdings of Shantou have not been altered, the financial statements have been prepared as though Cansun only owns 60% of Shantou.

The total approved investment is 12 million RMB (approximately US$1,447,000) and the registered capital is 8.4 million RMB (approximately US$1,013,000). The Company's portion is 5.04 million RMB (approximately US$608,000). The approval granted by the Shantou Commission for Foreign Economic Relations and Trade is for a period of twelve years from December 27, 1995. This approval also permits Shantou to have a reduced income tax rate of no corporate income taxes payable during the first two years of profitable operations and one-half the regular corporate rate (normal corporate rate is 15%) for the next three years.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Accounting Principles and Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal period. Actual results may differ from those estimates.


b)   Translation of Foreign Currencies

     Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the period. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Interim Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the period in which they occur.

c)   Financial Instruments and Financial Risk

     i) Fair value of financial instruments

     The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

     ii) Credit Risk

     Financial instruments which potentially subject the Company to credit risk are accounts receivable. Sales of the Company's products in China have individual credit evaluation as appropriate and allowances are provided for estimated credit losses. Sales outside of China are only made upon receipt of letters of credit.

d)   Cash and Short-term Deposits

     Cash and short-term deposits include government treasury bills and bankers' acceptances with maturities no longer than 90 days, together with accrued interest.

e)   Inventory

     Inventory includes raw materials, work in progress and finished goods. Inventory is valued at the lower of cost and market value using the first-in, first-out method of accounting.

f)    Amortization

     Fixed assets are amortized using the straight-line basis over the estimated useful lives of the assets, after providing for residual values, as follows:

               Plant and machinery                              6 to 10 years
               Office equipment and furniture                   6 to 10 years
               Automobiles                                      6 to 10 years
               Leasehold improvements                           5 years

     Only one-half year's amortization is recorded in the year of acquisition.

g)   Income Taxes

     The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment's of changes in the tax laws or rates are considered.

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 3 - INVENTORY

Inventory comprises the following:

                                                    1999              1998

        Raw material                              $ 14,416          $ 39,320
        Work in process                             44,037            34,020
        Finished goods                             233,611            49,513
                                                  --------          --------

                                                  $292,064          $122,853
                                                  ========          ========

NOTE 4 - FIXED ASSETS

Fixed assets comprise the following:


                                                           Accumulated                 Total
                                               Cost        Amortization       1999             1998

  Plant and machinery                      $ 373,236        $  68,871       $ 304,365        $ 261,562
  Office equipment and furniture              36,462           12,794          23,668           25,128
  Automobiles                                 35,558            7,445          28,113           31,451
  Leasehold Improvements                     135,000           52,594          82,406           61,875
                                           ---------        ---------       ---------        ---------
                                           $ 580,256        $ 141,704       $ 438,552        $ 380,016
                                           =========        =========       =========        =========




NOTE 5 - LOANS PAYABLE

Loans payable comprise the following:

                                                                 1999                1998

 Nandou Construction Development Company
    280,000 RMB (1998 - 280,000 RMB) - unsecured,
    non-interest bearing with no set repayment terms           $  33,900            $  33,824


 Nandou Construction Development Company
    140,000 RMB (1998 - 140,000 RMB) - unsecured,
    non-interest bearing with no set terms of repayment           16,884               16,884

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 5 - LOANS PAYABLE (continued)

     Prof. Zhou
       120,000 RMB (1998 - 120,000 RMB) - unsecured
       non-interest bearing with no set terms of repayment        14,472               14,472

     Loans from various Directors and former Directors
       unsecured, interest of 10.25%, due September 9, 1999       35,722                   --
                                                                --------             --------

                                                               $ 100,978             $ 65,180
                                                               =========             ========

NOTE 6 - COMMON STOCK

a)   Common Stock

i) During 1998, the Company acquired additional patents and improved technology from a director and shareholder in consideration of:

         2,000,000 Common shares issued in August,1998
         1,000,000 Common shares to be issued September 1, 1999
         1,000,000 Common shares to be issued September 1, 2000
         1,000,000 Common shares to be issued September 1, 2001

          By a mutual agreement, dated September 3, 1999, it was agreed that the obligation of the Company to issue the 3 million shares in 1999, 2000 and 2001 was cancelled and voided.

ii) The Company sold 300,000 units, comprising of one common share for $0.40 per share and a share purchase warrant to purchase, before August 16, 2000, one common share for $0.40 per share, for total proceeds of $120,000.

b)   Stock Options

The following incentive stock options are outstanding at September 30, 1999:

      Number of Shares        Price Per Share              Expiry Date

           750,000                 $ 0.15                 June 30, 2003

c)    Share Purchase Warrants

The following share purchase warrants are outstanding at September 30, 1999:

      Number of Shares         Price Per Share             Expiry Date

           300,000                   $ 0.40              August 16, 2000

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - INCOME (LOSS) PER SHARE

Net income (loss) per common share is computed based on the weighted-average number of common shares and common share equivalents outstanding.

The weighted-average number of shares outstanding after giving retroactive effect to share transactions for the 1999 and 1998 interim periods are:


                                                 1999            1998

    Primary                                   5,460,500        3,305,000
    Fully Diluted                             5,685,500        3,305,000


NOTE 8 - RELATED PARTY TRANSACTIONS

a) The Company incurred royalty expenses to the principal shareholder in the amount of $92,806 (1998 - $24,725). Included in accounts payable are unpaid royalties of $61,836 (1998 - $6,686).

b)   The Company accrued interest on director's loans of $3,379 (1998 - nil)

c)   The Company paid management fees of $22,500 (1998 - nil) to a director.

d)    The company paid consulting fees of $8,400 (1998 - nil) to an officer.

e) The Company entered into an agreement, dated June 8, 1999, with a Minority Shareholder of Shantou to acquire his 15% interest of Shantou in exchange for 300,000 shares of the Company. The value of this minority interest was agreed at $150,000. The exchange is subject to the approval of the board of directors of Shantou.

f) The Company entered into a management agreement, effective July 1, 1999, with its chief executive officer for remuneration of $3,500 per month until December 1999, $4,000 per month to June 30, 2000 then increasing by ten percent in each annual period thereafter. The agreement automatically renews each June 30 if neither party has given notice of termination. The agreement also provides for an option to purchase 500,000 shares up to June 30, 2003 at $0.15 per share.

g) The Company entered into a management agreement with its executive vice-president of the China subsidiaries for remuneration of $2,500 per month until July 31, 2000, increasing by ten percent in each annual period thereafter. The term of the agreement is until July 31, 2003 and is automatically renewed if neither party gives notice. The agreement also provides for an option of 250,000 shares up to June 30, 2003 at $0.15 per share.

h) Loan receivable is from an employee, without interest, unsecured and due November 1999.

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 9 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use only two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

a)    Lease Commitments

As at September 30, 1999 the Company had commitments for rental of factory and office space. The minimum payments for the next five years are:

                     1999                        $14,300
                     2000                         57,000
                     2001                         19,900
                     2002                         Nil
                     2003                         Nil


b)    Contingency

A former director and officer has sued the Company for unpaid remuneration and accrued interest on a loan. Management believes that this action is without merit and will not be successful.


NOTE 11 - NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

                                                     1999            1998

Accounts receivable                                $(272,665)     $( 11,581)
Inventory                                           (179,662)        73,296
Prepaid expenses                                       1,233         24,131
Accounts payable and accrued liabilities             121,337        164,972
Income taxes payable                                  26,334            --
                                                   ---------      ---------

                                                   $(303,423)     $ 250,818
                                                   =========      =========

--------------------------------------------------------------------------------
VIBRO-TECH INDUSTRIES, INC.

Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Compilation Report)
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 12 - SUBSEQUENT EVENTS

The following material events have occurred subsequent to the period-end:

a) The Company settled a lawsuit with its former chief executive officer and director calling for the payment to the Company of $25,000, forgiveness of all amounts owing by the Company and the return of 400,000 shares to treasury. Since this transaction of returning the shares affects the Company's permanent capital, the financial statements have been prepared giving retroactive effect to the transaction. The 400,000 shares issued in the 1997 fiscal year and cancelled subsequent to the 1998 fiscal year are not shown as issued.

b) The Company settled a lawsuit with a former director for the repayment of a loan payable, accrued interest and costs of $1,000.

c) The Company entered into an agreement with a consultant for an option to purchase up to 30,000 shares at $0.15 per share. The option was exercised for total proceeds of $4,500.

d) The Company sold 70,000 shares at $0.40 per share for total proceeds of $28,000.

e) The Company entered into six option agreements with directors and consultants to purchase up to 395,000 shares at $0.15 per share until December 31, 2003.

8888888888888888888888888888888888888
Item 15. Index to Exhibits

EXHIBITS

A. Agreements to which directors, officers, promoters, voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such price.

B. Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

The Exhibits attached to this Form 10-SB are:

EXHIBIT 3   DELAWARE CONSTATING DOCUMENTS AND BY-LAWS
EXHIBIT 10  STOCK OPTION MATERIALS
EXHIBIT 10  PRIVATE PLACEMENT MATERIALS
EXHIBIT 10  OTHER MATERIAL CONTRACTS
EXHIBIT 19  COMMUNICATIONS TO SECURITIES HOLDERS
EXHIBIT 21  MATERIAL DOCUMENTS RELATING TO SUBSIDIARIES
EXHIBIT 27  FINANCIAL DATA SCHEDULE


ALL EXHIBITS EXCEPT EXHIBIT 27 HAVE BEEN PREVIOUSLY FILED WITH THE INITIAL FILING OF THIS FORM 10-SB.



3.1 Certificate of Incorporation of Registrant dated June 2, 1997.
3.2 Certificate of Change of Name dated November 14, 1997.
3.3 By-laws of Registrant adopted December 15, 1999.
3.4 Warrant Indenture dated August 12, 1999.

10.1 Option agreement dated July 1, 1999 with Jock Chong for 500,000 shares
10.2 Option agreement dated Aug. 26, 1999 with Joe Chung for 250,000 shares
10.3 Option agreement dated Nov. 10, 1999 with William Chow for 80,000 shares
10.4 Option agreement dated Nov. 10, 1999 with Rick Lui for 80,000 shares
10.5 Option agreement dated Nov. 10, 1999 with Fu Lin Zhou for 80,000 shares
10.6 Option agreement dated Nov. 10, 1999 with Phaik Tan for 80,000 shares
10.7 Option agreement dated Nov. 10, 1999 with Gary MacDonald for 50,000 shares
10.8 Option agreement dated Oct. 25, 1999 with Miles Price for 30,000 shares
10.9 Option and consulting agreement dated Dec. 2, 1999 with Kim Suksun

10.10 Agreement dated August 16, 1999 for sale of 175,000 units to Phaik Tan
10.11 Agreement dated August 16, 1999 for sale of 125,000 units to Puan Sri Nga
10.12 Agreement dated Nov. 3, 1999 for sale of 70,000 shares to Dr. Miles Price

10.13 Registrar and Transfer Agent agreement dated Oct. 3, 1997 with Interwest
10.14 Agreement dated August 25, 1998 with Dr. Fu Lin Zhou for 5,000,000 shares for purchase of Patents.
10.15 Agreement dated September 3, 1999 with Dr. Fu Lin Zhou canceling obligation to issue 3,000,000 shares.
10.16 Translation of patent application for 95 1 09348.7, August 20, 1995
10.17 Translation of patent application for 95 1 09347.8, August 20, 1995
10.18 Translation of patent application for 95 2 20019.9, August 20, 1995
10.19 Translation of issue of patent ZL 95 2 20019.8, August 20, 1995



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10.20 Management agreement dated July 1, 1999 with Boo Jock Chong
10.21 Management agreement dated August 26, 1999 with Joe Chung
10.22 Agreements with Gary MacDonald of July 23, 1999 and October 20, 1999
10.23 Consulting agreement with Dr. Miles Price of October 25, 1999 re Mexico
10.24 User agreement dated August 25, 1998 between Registrant and Shantou
10.25 User agreement dated January 1, 1999 between Registrant and Industries
10.26 User agreement dated December 15, 1999 between Registrant and Enterprises
10.27 Management agreement dated Jan. 1, 1999 between Registrant and Industries
10.28 Letter of Intent dated November 5, 1999 with Cimko
10.29 Letter of Intent dated September 20, 1999 with Taemyung Corp., Korea
10.30 Letter of Intent with Professor I. Aizenberg and Dr. V. Smirnov, Russia

19.1 Notice to shareholders of Dec. 15, 1999 annual general meeting
19.2 Proxy form for 1999 annual general meeting.
19.3 Proxy circular for Dec. 15, 1999 annual general meeting

21.1 Shantou approval for formation, December 27, 1995
21.2 Shantou shareholders' agreement dated January 26, 1996
21.3 Shantou certificate of name reservation
21.4 Shantou foreign merchant investment enterprise approval certificate
21.5 ISO 9002 Quality recognition and approval consultation agreement, Apr 16, 1999
21.6 Cansun/Nandou/Shantou Wan Run modification agreement of July 27, 1997
21.7 Registrant/Shantou Wan Run agreement of June 8, 1999 for purchase of 15%
21.8 Royalty and advisor agreement of Shantou and Dr. Zhou dated Aug. 25, 1998
21.9 Royalty and advisor agreement of Industries and Dr. Zhou dated Jan. 1, 1999
21.10 Shantou agreement dated January 1, 1999 with Industries re Bearing

21.11 Industries agreement dated December 15, 1999 with Enterprises re Bearings
21.12 Fujita certification of March1, 1999
21.13 Fujita agreement of joint research of March 14, 1996
21.14 Fujita basic agreement of joint research of March 18, 1998
21.15 Sample Fujita order of Bearings dated March 20, 1999
21.16 Fujita supplemental agreement of October 11, 1999


27 Financial Data Schedule at December 31, 1998 and September 30, 1999.


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                                   SIGNATURES


Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the Registrant has caused this signature page to amend no one to this Form 10-SB Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Vancouver, British on February 7, 2000.


VIBRO-TECH INDUSTRIES, INC.


By: /s/ Boo Jock Chong
 Boo Jock Chong, President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Boo Jock Chong as true and lawful attorney, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in or about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Pursuant to the requirements of the Securities Exchange Act of 1934, this amendment to Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Name                           Title                            Date
----                           -----                            ----

/s/ Boo Jock Chong             President, Chief                 Feb. 7, 2000
 Boo Jock Chong                Executive Officer and
                               member of the Board of
                               Directors

/s/ William Chow               Chairman of the Board            Feb. 7, 2000
 William Chow                  of Directors

/s/ Joe Chung                  Vice-president and               Feb. 7, 2000
 Joe Chung                     member of the Board of
                               Directors

/s/ Rick Lui                   Member of the Board of           Feb. 7, 2000
 Rick Lui                      Directors

/s/ Phaik Sim Tan              Treasurer and member             Feb. 7, 2000
 Phaik Sim Tan                 of the Board of Directors

/s/ Gary MacDonald             Secretary                        Feb. 7, 2000
 Gary MacDonald



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